SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2013

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-            .

QUARTERLY REPORT

Quarter Ended December 31, 2013

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries. Market share data is based on information provided by IMS Health Inc. and its affiliates (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.61.92, as published by Federal Reserve Board of Governors on December 31, 2013. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2013		December 31, 2013		March 31, 2013 Restated*
		Unreviewed convenience translation into U.S.$ (See Note 2.(d))
ASSETS
Current assets
Cash and cash equivalents	5	U.S.$	343	Rs.	21,235	Rs.	5,136
Other investments	6		161		9,967		16,963
Trade receivables			562		34,812		31,972
Inventories	7		390		24,150		21,600
Derivative financial instruments	9		3		193		546
Current tax assets			6		380		513
Other current assets			180		11,140		8,984

Total current assets		U.S.$	1,645	Rs.	101,877	Rs.	85,714

Non-current assets
Property, plant and equipment	10	U.S.$	708	Rs.	43,844	Rs.	37,814
Goodwill	11		56		3,473		3,193
Other intangible assets	12		197		12,212		10,828
Investment in equity accounted investee			13		792		472
Other investment – non-current			—		—		209
Deferred tax assets			86		5,335		3,652
Other non-current assets			9		586		487

Total non-current assets		U.S.$	1,070	Rs.	66,242	Rs.	56,655

Total assets		U.S.$	2,715	Rs.	168,119	Rs.	142,369

LIABILITIES AND EQUITY
Current liabilities
Trade payables		U.S.$	157	Rs.	9,744	Rs.	11,862
Derivative financial instruments	9		14		866		95
Current tax liabilities			28		1,731		997
Bank overdraft	5		1		64		82
Short-term borrowings	13		314		19,454		18,914
Long-term borrowings, current portion	13		110		6,833		5,139
Provisions			42		2,609		2,288
Other current liabilities			246		15,256		14,714

Total current liabilities		U.S.$	913	Rs.	56,557	Rs.	54,091

Non-current liabilities
Long-term loans and borrowings, excluding current portion	13	U.S.$	371	Rs.	22,997	Rs.	12,625
Provisions – non-current			1		59		47
Deferred tax liabilities			36		2,226		1,838
Other non-current liabilities			18		1,112		963

Total non-current liabilities		U.S.$	426	Rs.	26,394	Rs.	15,473

Total liabilities		U.S.$	1,340	Rs.	82,951	Rs.	69,564

*	See Note 2(b)(vi).

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2013		December 31, 2013		March 31, 2013 Restated*
		Unreviewed convenience translation into U.S.$ (See Note 2.(d))
Equity
Share capital	16	U.S.$	14	Rs.	850	Rs.	849
Equity shares held by controlled trust			(0)		(5)		(5)
Share premium			348		21,541		21,214
Share based payment reserve			15		905		911
Retained earnings			935		57,887		44,815
Debenture redemption reserve			38		2,349		1,711
Other components of equity			27		1,641		3,290

Equity attributable to equity holders of the Company		U.S.$	1,375	Rs.	85,168	Rs.	72,785
Non-controlling interest			—		—		20

Total Equity		U.S.$	1,375	Rs.	85,168	Rs.	72,805

Total liabilities and equity		U.S.$	2,715	Rs.	168,119	Rs.	142,369

*	See Note 2(b)(vi).

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(in millions, except share and per share data)

		Nine months ended December 31,						Three months ended December 31,
Particulars	Note	2013		2013		2012		2013		2012
		Unreviewed convenience translation into U.S.$ (See Note 2.(d))
Revenues		U.S.$	1,572	Rs.	97,361	Rs.	82,866	Rs.	35,338	Rs.	28,651
Cost of revenues			670		41,482		39,133		13,947		13,560

Gross profit			902		55,879		43,733		21,391		15,091

Selling, general and administrative expenses			468		28,973		24,862		10,442		8,571
Research and development expenses			136		8,417		5,347		2,979		2,025
Impairment loss/(reversal of impairment loss) on intangible assets	12		(8)		(497)		507		(497)		—
Impairment loss on goodwill	11		—		—		181		—		—
Other (income)/expense, net	14		(19)		(1,189)		(848)		(177)		(233)

Total operating expenses, net			577		35,704		30,049		12,747		10,363

Results from operating activities			326		20,175		13,684		8,644		4,728
Finance income			19		1,169		1,112		330		218
Finance expense			(15)		(933)		(1,049)		(315)		(314)

Finance (expense)/income, net	15		4		236		63		15		(96)
Share of profit of equity accounted investees, net of tax			2		126		79		46		32

Profit before income tax			332		20,537		13,826		8,705		4,664
Tax expense	20		(62)		(3,841)		(2,759)		(2,521)		(882)

Profit for the period			270		16,696		11,067		6,184		3,782

Attributable to:
Equity holders of the Company			270		16,699		11,067		6,185		3,782
Non-controlling interest			(0)		(3)		—		(1)		—

Profit for the period		U.S.$	270	Rs.	16,696	Rs.	11,067	Rs.	6,184	Rs.	3,782

Earnings per share:
Basic earnings per share of Rs.5/- each	17	U.S.$	1.59	Rs.	98.21	Rs.	65.19	Rs.	36.36	Rs.	22.27
Diluted earnings per share of Rs.5/- each	17	U.S.$	1.58	Rs.	97.85	Rs.	64.95	Rs.	36.25	Rs.	22.20

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	Nine months ended December 31,						Three months ended December 31,
Particulars	2013		2013		2012		2013		2012
	Unreviewed convenience translation into U.S.$ (See Note 2.(d))
Profit for the period	U.S.$	270	Rs.	16,696	Rs.	11,067	Rs.	6,184	Rs.	3,782
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:		—		—		—		—		—
Items that may be reclassified subsequently to profit or loss:
Changes in fair value of available for sale financial instruments	U.S.$	(1)	Rs.	(33)	Rs.	97	Rs.	33	Rs.	47
Foreign currency translation adjustments		11		705		344		(75)		120
Effective portion of changes in fair value of cash flow hedges, net		(43)		(2,661)		753		1,209		(463)
Tax on items that may be reclassified subsequently to profit or loss		6		343		(488)		(367)		(6)

Total items that may be reclassified subsequently to profit or loss	U.S.$	(27)	Rs.	(1,646)	Rs.	706	Rs.	800	Rs.	(302)

Other comprehensive income/(loss) for the period, net of income tax	U.S.$	(27)	Rs.	(1,646)	Rs.	706	Rs.	800	Rs.	(302)

Total comprehensive income for the period	U.S.$	243	Rs.	15,050	Rs.	11,773	Rs.	6,984	Rs.	3,480

Attributable to:
Equity holders of the Company		243		15,049		11,773		6,985		3,480
Non-controlling interest		0		1		—		(1)		—

Total comprehensive income for the period	U.S.$	243	Rs.	15,050	Rs.	11,773	Rs.	6,984	Rs.	3,480

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Number of shares	Share capital		Share premium		Fair value reserve		Foreign currency translation reserve		Hedging reserve
Balance as of April 1, 2013, as previously reported	169,836,475	Rs.	849	Rs.	21,214	Rs.	52	Rs.	3,928	Rs.	(390)
Impact of changes in accounting policies (See Note 2(b)(vi))	—		—		—		—		—		—

Restated balance as of April 1, 2013	169,836,475	Rs.	849	Rs.	21,214	Rs.	52	Rs.	3,928	Rs.	(390)
Issue of equity shares on exercise of options	263,260		1		327		—		—		—
Share based payment expense	—		—		—		—		—		—
Profit for the period	—		—		—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—		—		—
Debenture redemption reserve	—		—		—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.10	—		—		—		(23)		—		—
Foreign currency translation differences, net of tax expense of Rs.9	—		—		—		—		693		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.342	—		—		—		—		—		(2,319)
Acquisition of non-controlling interest	—		—		—		—		—		—

Balance as of December 31, 2013	170,099,735	Rs.	850	Rs.	21,541	Rs.	29	Rs.	4,621	Rs.	(2,709)

Unreviewed convenience translation into U.S.$ (See Note 2(d))		U.S.$	14	U.S.$	348	U.S.$	1	U.S.$	75	U.S.$	(44)

Balance as of April 1, 2012, as previously reported	169,560,346	Rs.	848	Rs.	20,934	Rs.	30	Rs.	3,737	Rs.	(1,365)
Impact of changes in accounting policies (See Note 2(b)(vi))	—		—		—		—		—		—

Restated balance as of April 1, 2012	169,560,346	Rs.	848	Rs.	20,934	Rs.	30	Rs.	3,737	Rs.	(1,365)
Issue of equity shares on exercise of options	273,649		1		276		—		—		—
Share based payment expense	—		—		—		—		—		—
Profit for the period	—		—		—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—		—		—
Debenture redemption reserve	—		—		—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.30	—		—		—		67		—		—
Foreign currency translation differences, net of tax benefit of Rs.2	—		—		—		—		346		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.460	—		—		—		—		—		293
Acquisition of non-controlling interest	—		—		—		—		—		—

Balance as of December 31, 2012	169,833,995	Rs.	849	Rs.	21,210	Rs.	97	Rs.	4,083	Rs.	(1,072)

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Share based payment reserve		Equity shares held by a controlled trust		Retained earnings		Debenture redemption reserve		Non- controlling interests		Actuarial gains/ (losses)		Total
Balance as of April 1, 2013, as previously reported	Rs.	911	Rs.	(5)	Rs.	44,815	Rs.	1,711	Rs.	20	Rs.	—	Rs.	73,105
Impact of changes in accounting policies (See Note 2(b)(vi))		—		—		—		—		—		(300)		(300)

Restated balance as of April 1, 2013	Rs.	911	Rs.	(5)	Rs.	44,815	Rs.	1,711	Rs.	20	Rs.	(300)	Rs.	72,805
Issue of equity shares on exercise of options		(327)		—		—		—		—		—		1
Share based payment expense		321		—		—		—		—		—		321
Profit for the period		—		—		16,699		—		(3)		—		16,696
Dividend paid (including corporate dividend tax)		—		—		(2,985)		—		—		—		(2,985)
Debenture redemption reserve		—		—		(638)		638		—		—		—
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.10		—		—		—		—		—		—		(23)
Foreign currency translation differences, net of tax expense of Rs.9		—		—		—		—		3		—		696
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.342		—		—		—		—		—		—		(2,319)
Acquisition of non-controlling interest		—		—		(4)		—		(20)		—		(24)

Balance as of December 31, 2013	Rs.	905	Rs.	(5)	Rs.	57,887	Rs.	2,349	Rs.	0	Rs.	(300)	Rs.	85,168

Unreviewed convenience translation into U.S.$ (See Note 2(d))	U.S.$	15	U.S.$	(0)	U.S.$	935	U.S.$	38	U.S.$	0	U.S.$	(5)	U.S.$	1,375

Balance as of April 1, 2012, as previously reported	Rs.	801	Rs.	(5)	Rs.	31,599	Rs.	865	Rs.	—	Rs.	—	Rs.	57,444
Impact of changes in accounting policies (See Note 2(b)(vi))		—		—		—		—		—		(157)		(157)

Restated balance as of April 1, 2012	Rs.	801	Rs.	(5)	Rs.	31,599	Rs.	865	Rs.	—	Rs.	(157)	Rs.	57,287
Issue of equity shares on exercise of options		(276)		—		—		—		—		—		1
Share based payment expense		285		—		—		—		—		—		285
Profit for the period		—		—		11,067		—		—		—		11,067
Dividend paid (including corporate dividend tax)		—		—		(2,714)		—		—		—		(2,714)
Debenture redemption reserve		—		—		(638)		638		—		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.30		—		—		—		—		—		—		67
Foreign currency translation differences, net of tax benefit of Rs.2		—		—		—		—		—		—		346
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.460		—		—		—		—		—		—		293
Acquisition of non-controlling interest		—		—		—		—		—		—		—

Balance as of December 31, 2012	Rs.	810	Rs.	(5)	Rs.	39,314	Rs.	1,503	Rs.	—	Rs.	(157)	Rs.	66,632

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

	For the nine months ended December 31,
Particulars	2013		2013		2012
	Unreviewed convenience translation into U.S.$ (See Note 2(d))
Cash flows from operating activities:
Profit for the period	U.S.$	270	Rs.	16,696	Rs.	11,067
Adjustments for:
Income tax expense		62		3,841		2,759
Profit on sale of investments		(1)		(87)		(105)
Depreciation and amortization		83		5,140		4,055
Impairment loss/(reversal of impairment loss) on intangible assets		(8)		(497)		507
Impairment loss on goodwill		—		—		181
Allowance for sales returns		25		1,547		1,171
Allowance for doubtful trade receivables		4		225		132
Inventory write-downs		20		1,233		1,228
(Profit)/loss on sale of property, plant and equipment and intangible assets, net		(1)		(58)		27
Share of profit of equity accounted investees, net of income tax		(2)		(126)		(79)
Unrealized exchange (gain)/loss, net		(26)		(1,586)		(125)
Interest (income)/expense, net		2		144		63
Share based payment expense		5		321		285
Changes in operating assets and liabilities:
Trade receivables		(4)		(242)		(515)
Inventories		(56)		(3,492)		(4,773)
Trade payables		(50)		(3,106)		1,203
Other assets and other liabilities		(76)		(4,716)		(3,321)
Income tax paid		(62)		(3,862)		(3,019)

Net cash from operating activities	U.S.$	184	Rs.	11,375	Rs.	10,741

Cash flows from/(used in) investing activities:
Expenditures on property, plant and equipment	U.S.$	(129)	Rs.	(7,998)	Rs.	(5,069)
Proceeds from sale of property, plant and equipment		1		68		48
Purchase of investments		(223)		(13,812)		(15,083)
Proceeds from sale of investments		354		21,912		11,204
Proceeds from sale of intangible assets		0		29		—
Expenditures on intangible assets		(9)		(547)		(226)
Interest received		6		391		257

Net cash from/(used in) investing activities	U.S.$	1	Rs.	43	Rs.	(8,869)

Cash flows from/(used in) financing activities:
Interest paid	U.S.$	(9)	Rs.	(550)	Rs.	(531)
Proceeds from issuance of equity shares		0		1		2
Proceeds from/(repayment of) short term loans and borrowings, net		(46)		(2,843)		2,440
Proceeds from/(repayment of) long term loans and borrowings, net		161		9,970		(27)
Dividend paid (including corporate dividend tax)		(48)		(2,985)		(2,714)
Cash paid for acquisition of non-controlling interest		(0)		(24)		—

Net cash from/(used in) financing activities	U.S.$	58	Rs.	3,569	Rs.	(830)

Net increase/(decrease) in cash and cash equivalents	U.S.$	242	Rs.	14,987	Rs.	1,042
Effect of exchange rate changes on cash and cash equivalents		18		1,130		361
Cash and cash equivalents at the beginning of the period		82		5,054		7,379

Cash and cash equivalents at the end of the period	U.S.$	342	Rs.	21,171	Rs.	8,782

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

1.	Reporting Entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Andhra Pradesh, India. Through its three businesses – Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Andhra Pradesh, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States. As explained in Note 23 of these unaudited condensed consolidated interim financial statements, during the year ended March 31, 2011, the Company issued bonus debentures. These bonus debentures have been listed on the Bombay Stock Exchange and the National Stock Exchange in India since April 7, 2011.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on February 27, 2014.

b)	Significant accounting policies

Except as described below, the accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2013 contained in the Company’s Annual Report on Form 20-F. The following changes in the accounting policies are also expected to be reflected in the Company’s consolidated financial statements for the year ending March 31, 2014.

Changes in accounting policies:

The Company has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of April 1, 2013:

•	IFRS 10, “Consolidated Financial Statements”;

•	IFRS 11, “Joint Arrangements”;

•	IFRS 12, “Disclosure of Interests in Other Entities”;

•	IFRS 13, “Fair Value Measurement”;

•	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”;

•	IAS 19, “Employee Benefits (2011)”;

•	Amendments to IAS 32, “Financial Instruments: Income taxes arising from distribution to equity holders”;

•	Amendments to IAS 34, “Interim Financial Reporting: Segment information for total assets and liabilities”; and

•	Amendments to IFRS 7, “Financial instruments: Disclosures”.

(i) Subsidiaries

As a result of IFRS 10, the Company has changed its accounting policy with respect to the basis for determining control. IFRS 10 replaces the guidance on consolidation in IAS 27, “Consolidated and Separate Financial Statements”, and SIC 12, “Consolidation—Special Purpose Entities”.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

b)	Significant accounting policies (continued)

IFRS 10 introduces a new control model that is applicable to all investees, by focusing on whether the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. In particular, IFRS 10 requires the Company to consolidate investees that it controls on the basis of de facto circumstances. Subsidiaries are consolidated from the date control commences until the date control ceases.

In accordance with the transitional provisions of IFRS 10, the Company reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

(ii) Joint arrangements

Under IFRS 11, the Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, under IAS 31, the structure of the arrangement was the sole focus of classification.

The Company has re-evaluated its existing joint operations and concluded that adoption of IFRS 11 does not have any impact on the classification of such operations into joint arrangements and joint ventures. Refer to Note 25 and 26 for further details.

(iii) IFRS 12 Disclosure of interests in other entities

IFRS 12 sets out the required disclosures for entities applying IFRS 10, 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements and unconsolidated structured entities. Necessary disclosures have been made in these unaudited condensed consolidated interim financial statements, wherever necessary.

(iv) Fair value measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other IFRS, and introduces more comprehensive disclosure requirements on fair value measurement. There was no impact on these unaudited condensed consolidated interim financial statements from the adoption of the measurement requirements of IFRS 13. The Company has provided disclosures as required by IFRS 13 in Note 9 (Financial instruments) to these unaudited condensed consolidated interim financial statements.

(v) Presentation of items of other comprehensive income

As a result of the amendments to IAS 1, the Company modified the presentation of items of other comprehensive income in its unaudited condensed consolidated interim statement of comprehensive income, to present separately items that would be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 had no impact on the recognized assets, liabilities and comprehensive income of the Company.

(vi) Employee benefits

The Company has adopted revised IAS 19 effective April 1, 2013. The revised standard requires immediate recognition of unrecognized gains and losses through re-measurements of the net defined benefit liability/(asset) through other comprehensive income. As required by the revised standard, the consolidated financial statements as on April 1, 2012 and April 1, 2013 have been retrospectively restated to reflect these changes. Consequently, the Company has recorded a loss of Rs.157 and Rs.300 as on April 1, 2012 and April 1, 2013, respectively, representing the unrecognized actuarial loss, net of tax, as of those dates. Previously, these amounts were not recorded under the corridor approach specified in IAS 19.

Furthermore, revised IAS 19 also requires the interest expense/(income) on plan assets to be considered in profit and loss to be restricted to the discount rate based on the government securities yield. The actual return of the portfolio in excess of such yields is recognized through the other comprehensive income. Revised IAS 19 also requires the effect of any plan amendments to be recognized immediately through net profit, in the statement of comprehensive income. In addition, the revised standard amends the definitions of “termination benefits” and “settlements”. The effect of these changes is not considered material and, accordingly, no further disclosures have been made in these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

b)	Significant accounting policies (continued)

(vii) Amendments to IAS 32, IAS 34 and IFRS 7

The amendments to IAS 32, IAS 34 and IFRS 7 do not have any material impact on these unaudited condensed consolidated interim financial statements of the Company.

c)	Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sales of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

d)	Convenience translation (unreviewed)

The unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of and for the nine months ended December 31, 2013 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1 = Rs.61.92, as published by the Federal Reserve Board of Governors on December 31, 2013. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is unreviewed.

e)	Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2013.

f)	Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9—Financial instruments

In November 2009, the IASB issued IFRS 9, “Financial instruments”, relating to the classification and measurement of financial assets. In October 2010, the IASB added the requirements related to the classification and measurement of financial liabilities to IFRS 9. This includes requirements on embedded derivatives and how to account for an entity’s own credit risks for financial liabilities that are measured at fair value. In November 2013, the IASB issued amendments to IFRS 9 that introduces a new general hedge accounting model. The new hedge accounting model set forth in IFRS 9 significantly differs from the IAS 39 hedge accounting model in number of respects such as eligibility of hedging instruments and hedged items, accounting for time value component of options and forward contracts, qualifying criteria for applying hedge accounting and related disclosures. Further, the IASB decided to remove January 1, 2015 as the mandatory effective date for implementation of IFRS 9. Entities are permitted to early adopt the provisions of IFRS 9 as issued in 2010.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

f)	Recent accounting pronouncements (continued)

The Company believes that the adoption of IFRS 9, insofar it relates to classification and measurement of financial assets and liabilities, will not have any material impact on its consolidated financial statements. The Company is in the process of evaluating the impact of new hedge accounting model on its consolidated financial statements.

Amendment to IAS 32—Offsetting financial assets and financial liabilities

In December 2011, the IASB issued amendments to IAS 32 “Offsetting financial assets and financial liabilities”. The amendments to IAS 32 clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”. The amendments to IAS 32 are effective for fiscal years beginning on or after January 1, 2014, with retrospective application required. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

Amendment to IAS 36—Impairment of Assets

In May 2013, the IASB issued amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets”. IAS 36 has been amended to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The amendments to IAS 36 are effective for fiscal years beginning on or after January 1, 2014. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The reportable operating segments reviewed by the CODM are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Proprietary Products.

Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment also includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment includes the discovery of new chemical entities and differentiated formulations for commercialization and out-licensing. The Company’s differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also includes the Company’s specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

The CODM reviews revenue and gross profit as the performance indicator for all of the above reportable segments. The CODM does not review the total assets and liabilities for each reportable segment.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the nine months ended December 31, 2013
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
Segment revenues (1)	Rs.	77,846	Rs.	17,333	Rs.	1,222	Rs.	960	Rs.	97,361

Gross profit	Rs.	51,093	Rs.	3,486	Rs.	1,119	Rs.	181	Rs.	55,879
Selling, general and administrative expenses										28,973
Research and development expenses										8,417
Impairment loss/(reversal of impairment loss) on intangible assets										(497)
Impairment loss on goodwill										—
Other (income)/expense, net										(1,189)

Results from operating activities									Rs.	20,175
Finance (expense)/income, net										236
Share of profit of equity accounted investees, net of income tax										126

Profit before income tax									Rs.	20,537
Income tax expense										(3,841)

Profit for the period									Rs.	16,696

Note 1: Segment revenue for the nine months ended December 31, 2013 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at cost of Rs.3,925.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting (continued)

Information about segments:	For the nine months ended December 31, 2012
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
Segment revenues (1)	Rs.	59,997	Rs.	20,529	Rs.	1,082	Rs.	1,258	Rs.	82,866

Gross profit	Rs.	35,697	Rs.	6,492	Rs.	982	Rs.	562	Rs.	43,733
Selling, general and administrative expenses										24,862
Research and development expenses										5,347
Impairment loss/(reversal of impairment loss) on intangible assets										507
Impairment loss on goodwill										181
Other (income)/expense, net										(848)

Results from operating activities									Rs.	13,684
Finance (expense)/income, net										63
Share of profit of equity accounted investees, net of income tax										79

Profit before income tax									Rs.	13,826
Income tax expense										(2,759)

Profit for the period									Rs.	11,067

Note 1: Segment revenue for the nine months ended December 31, 2012 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at cost of Rs.4,173.

Information about segments:	For the three months ended December 31, 2013
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
Segment revenues (1)	Rs.	29,396	Rs.	5,062	Rs.	478	Rs.	402	Rs.	35,338

Gross profit	Rs.	20,051	Rs.	795	Rs.	432	Rs.	113	Rs.	21,391
Selling, general and administrative expenses										10,442
Research and development expenses										2,979
Impairment loss/(reversal of impairment loss) on intangible assets										(497)
Impairment loss on goodwill										—
Other (income)/expense, net										(177)

Results from operating activities									Rs.	8,644
Finance (expense)/income, net										15
Share of profit of equity accounted investees, net of income tax										46

Profit before income tax									Rs.	8,705
Income tax expense										(2,521)

Profit for the period									Rs.	6,184

Note 1: Segment revenue for the three months ended December 31, 2013 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of Rs.1,480.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting (continued)

Information about segments:	For the three months ended December 31, 2012
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
Segment revenues (1)	Rs.	20,828	Rs.	7,127	Rs.	401	Rs.	295	Rs.	28,651

Gross profit	Rs.	12,576	Rs.	2,069	Rs.	371	Rs.	75	Rs.	15,091
Selling, general and administrative expenses										8,571
Research and development expenses										2,025
Impairment loss/(reversal of impairment loss) on intangible assets										—
Impairment loss on goodwill										—
Other (income)/expense, net										(233)

Results from operating activities									Rs.	4,728
Finance (expense)/income, net										(96)
Share of profit of equity accounted investees, net of income tax										32

Profit before income tax									Rs.	4,664
Income tax expense										(882)

Profit for the period									Rs.	3,782

Note 1: Segment revenue for the three months ended December 31, 2012 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of Rs.1,522.

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by geography, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,
	2013		2012		2013		2012
North America (the United States and Canada)	Rs.	44,756	Rs.	31,791	Rs.	17,698	Rs.	10,981
Russia and other countries of the former Soviet Union		15,301		12,389		5,296		4,380
India		14,420		14,107		4,858		4,985
Europe		12,002		13,905		3,908		4,533
Others		10,882		10,674		3,578		3,772

	Rs.	97,361	Rs.	82,866	Rs.	35,338	Rs.	28,651

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting (continued)

Analysis of revenue by geography within Global Generics segment:

The following table shows the distribution of the Company’s revenues by geography within the Company’s Global Generics segment, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,
	2013		2012		2013		2012
North America (the United States and Canada)	Rs.	40,338	Rs.	26,433	Rs.	16,223	Rs.	9,243
Russia and other countries of the former Soviet Union		15,301		12,389		5,296		4,380
India		11,613		11,079		3,913		3,718
Europe		5,196		5,886		1,862		1,931
Others		5,398		4,210		2,102		1,556

	Rs.	77,846	Rs.	59,997	Rs.	29,396	Rs.	20,828

Analysis of revenue by geography within PSAI segment:

The following table shows the distribution of the Company’s revenues by geography within the Company’s PSAI segment, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,
	2013		2012		2013		2012
North America (the United States and Canada)	Rs.	2,816	Rs.	3,684	Rs.	780	Rs.	1,266
India		2,808		3,026		945		1,268
Europe		6,400		7,611		1,949		2,472
Others		5,309		6,208		1,388		2,121

	Rs.	17,333	Rs.	20,529	Rs.	5,062	Rs.	7,127

Analysis of revenues by key products in the Company’s Global Generics segment:

The following table shows the distribution of the Company’s revenues by key products within the Company’s Global Generics segment:

	For the nine months ended December 31,				For the three months ended December 31,
	2013		2012		2013		2012
Omeprazole	Rs.	9,173	Rs.	8,517	Rs.	3,416	Rs.	3,018
Nimesulide		4,822		3,819		1,625		1,381
Decitabine		3,228		—		1,901		—
Zolendronic acid		2,937		83		1,190		25
Metoprolol succinate		2,070		156		1,029		119
Ciprofloxacin		2,032		1,867		873		668
Fondaparinux		1,908		1,839		638		678
Azacitidine		1,851		—		1,269		—
Divalproex sodium		1,784		702		781		232
Atorvastatin		1,751		741		748		380
Others		46,290		42,273		15,926		14,327

Total	Rs.	77,846	Rs.	59,997	Rs.	29,396	Rs.	20,828

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting (continued)

Analysis of revenues by key products in the Company’s PSAI segment:

The following table shows the distribution of the Company’s revenues by key products within the Company’s PSAI segment:

	For the nine months ended December 31,				For the three months ended December 31,
	2013		2012		2013		2012
Naproxen	Rs.	2,824	Rs.	2,548	Rs.	968	Rs.	902
Clopidogrel		1,135		2,376		280		884
Escitalopram oxalate		904		1,569		292		507
Ciprofloxacin		842		492		190		244
Atorvastatin		807		1,260		224		203
Moxifloxacin		678		83		196		22
Epoxide		661		—		—		—
Levetiracetum		501		448		113		161
Ranitidine		470		370		145		123
Gemcitabine		448		367		84		62
Others		8,063		11,016		2,570		4,019

Total	Rs.	17,333	Rs.	20,529	Rs.	5,062	Rs.	7,127

4.	Business combinations

OctoPlus N.V.

On February 15, 2013, the Company, through its wholly-owned subsidiary Reddy Netherlands B.V., acquired 93.1% of the outstanding equity shares of OctoPlus N.V. (“OctoPlus”) through a combination of open market purchases as well as acceptance of shares tendered during the tender offer. OctoPlus is a specialty pharmaceutical company founded in 1995. OctoPlus is headquartered in Leiden, the Netherlands, and provides pharmaceutical development services, controlled release drug delivery technologies and current good manufacturing practice (“cGMP”) manufacturing of final products.

The aggregate purchase consideration paid for OctoPlus shares was Rs.1,772. During the year ended March 31, 2013 and based on management’s estimate of fair values, the Company allocated the aggregate purchase price paid for OctoPlus as follows:

Particulars	Amount
Total consideration paid	Rs.	1,772
Identifiable assets acquired
Current assets (including cash and cash equivalents of Rs.26)		220
Property, plant and equipment		981
Intangibles:
Complex injectable know-how		510
Customer contracts		38
Customer relationships		279
Deferred tax assets		182
Liabilities assumed
Fair value of finance lease liabilities		(572)
Deferred tax liabilities		(182)
Other current liabilities		(704)

Total identifiable net assets	Rs.	752
Non-controlling interest at fair value	Rs.	(132)
Goodwill	Rs.	1,152

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

4.	Business combinations (continued)

The total goodwill amount of Rs.1,152 is attributable primarily to the acquired employee workforce and expected synergies.

Acquisition related costs of Rs.123 were excluded from the consideration transferred and were recognized as expense in the consolidated income statement for the year ended March 31, 2013. The fair value of the non-controlling interest was determined using the equity share price of OctoPlus as on the date of acquisition.

During the period from February 16, 2013 to March 31, 2013, the Company acquired further equity shares totalling 5.8% of the total share capital of OctoPlus at a price of Euro 0.52 per share through a combination of open market purchases as well as acceptance of shares tendered during the post-acquisition offer period. Further, during the nine months ended December 31, 2013, the Company acquired equity shares totalling 1.1% of the total share capital of OctoPlus at a price of Euro 0.52 per share. Consequently, OctoPlus became a wholly owned subsidiary of the Company.

Acquisition of these non-controlling interests has been recorded as a treasury transaction as part of the respective period’s Consolidated Statement of Changes in Equity, as it represents changes in ownership interest without the change of control by the Company.

5.	Cash and cash equivalents

Cash and cash equivalents consist of:

	As of
	December 31, 2013		March 31, 2013
Cash balances	Rs.	4	Rs.	5
Balances with banks		15,936		4,381
Term deposits with banks (original maturities up to 3 months)		5,295		750

Cash and cash equivalents in the statement of financial position	Rs.	21,235	Rs.	5,136
Bank overdrafts used for cash management purposes		(64)		(82)

Cash and cash equivalents in the cash flow statement	Rs.	21,171	Rs.	5,054

Cash and cash equivalents include restricted cash of Rs.280 and Rs.324, as of December 31, 2013 and March 31, 2013, which consisted of:

•	Rs.38 as of December 31, 2013 and Rs.38 as of March 31, 2013, representing amounts in the Company’s unclaimed dividend and debenture interest account;

•

Rs.118 as of December 31, 2013 and Rs.95 as of March 31, 2013, representing amounts deposited as security for a bond obtained for an environmental liability relating to the Company’s site in Mirfield, United Kingdom;

•

Rs.100 as of December 31, 2013 and Rs.166 as of March 31, 2013, representing amounts deposited in an escrow account pursuant to a research and collaboration arrangement entered into with Um PharmaUji Sdn. Bhd., Malaysia; and

•	Rs.24 as of December 31, 2013 and Rs.25 as of March 31, 2013, representing other restricted cash amounts.

6.	Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. As of December 31, 2013, all such investments were current, the details of which are as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	1,891	Rs.	15	Rs.	1,906
Investment in equity securities		3		18		21
Term deposits with banks (original maturities more than 3 months)(1)		8,040		—		8,040

	Rs.	9,934	Rs.	33	Rs.	9,967

(1)

In accordance with the Ministry of Corporate Affairs, Government of India, circular No. 4/2013, the Company has deposited an amount of Rs.800 in a separate bank account as earmarked funds towards redemption of its bonus debentures.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

6.	Other investments (continued)

The details of such investments as of March 31, 2013 were as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	1,966	Rs.	44	Rs.	2,010
Investment in equity securities		3		22		25
Term deposits with banks (original maturities more than 3 months)		15,137		—		15,137

	Rs.	17,106	Rs.	66	Rs.	17,172

Less: Current portion
Investment in units of mutual funds	Rs.	1,966	Rs.	44	Rs.	2,010
Investment in equity securities		3		22		25
Term deposits with banks (original maturities more than 3 months and up to 12 months)		14,928		—		14,928

	Rs.	16,897	Rs.	66	Rs.	16,963

Non-current portion
Term deposits with banks (original maturities more than 12 months)	Rs.	209	Rs.	—	Rs.	209

	Rs.	209	Rs.	—	Rs.	209

7.	Inventories

Inventories consist of the following:

	As of
	December 31, 2013		March 31, 2013
Raw materials	Rs.	7,037	Rs.	7,256
Packing material, stores and spares		1,651		1,414
Work-in-process		6,148		5,636
Finished goods		9,314		7,294

	Rs.	24,150	Rs.	21,600

The above table includes inventories amounting to Rs.525 and Rs.565 which are carried at fair value, less cost to sell, as at December 31, 2013 and March 31, 2013, respectively.

During the three months and nine months ended December 31, 2013, the Company recorded inventory write-downs of Rs.385 and Rs.1,233, respectively (as compared to Rs.378 and Rs.1,228 for the three months and nine months ended December 31, 2012, respectively). These adjustments were included in cost of revenues.

Cost of revenues for the three months and nine months ended December 31, 2013 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statements amounting to Rs.8,571 and Rs.25,682, respectively (as compared to Rs.8,982 and Rs.25,624 for the three months and nine months ended December 31, 2012, respectively).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

8.	Hedges of foreign currency risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros.

The Company uses forward contracts, future contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the income statement as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, as a component of equity, a net gain of Rs.1,209 and a net loss of Rs.2,661 for the three and nine months ended December 31, 2013, respectively (as compared to a net loss of Rs.463 and a net gain of Rs.753 for the three and nine months ended December 31, 2012, respectively). The Company also recorded, as part of revenue, a net loss of Rs.345 and Rs.846 during the three and nine months ended December 31, 2013, respectively (as compared to a net loss of Rs.560 and Rs.2,290 during the three and nine months ended December 31, 2012, respectively).

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.2,914 and Rs.253 as of December 31, 2013 and March 31, 2013, respectively.

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the income statement. The changes in fair value of these derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance costs”.

In respect of the aforesaid foreign exchange derivative contracts and the ineffective portion of the derivative contracts designated as cash flow hedges, the Company has recorded, as part of finance costs, a net gain of Rs.870 and a net loss of Rs.1,989 for the three and nine months ended December 31, 2013, respectively (as compared to a net loss of Rs.822 and Rs.121 for the three and nine months ended December 31, 2012, respectively).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

9.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consists of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities. The net carrying amount of all non-derivative financial instruments as at December 31, 2013 and March 31, 2013 was a net liability of Rs.5,736 and Rs.7,644, respectively. The fair value of all non-derivative financial instruments was a net liability of Rs.5,698 and Rs.7,597, respectively, as at December 31, 2013 and March 31, 2013.

Derivative financial instruments

The Company is exposed to exchange rate risk, which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros. The Company uses forward exchange contracts, futures contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates.

During the year ended March 31, 2013, the Company entered into certain cross currency interest rate swaps which had the effect of converting a portion of the Company’s rupee denominated liability for bonus debentures into U.S. dollar and Euro denominated notional liability. As part of these arrangements, the Company pays interest on the U.S. dollar and Euro denominated notional liability and receives interest on the rupee denominated notional asset. These derivatives lower the interest expense of the Company while exposing it to foreign exchange risk on USD/INR and Euro/INR exchange rate movements. Further, these derivatives create notional U.S. dollar and Euro denominated liability for the Company which acts as a natural hedge against the Company’s net U.S. dollar and Euro denominated assets.

The Company has also entered into certain interest rate swaps to hedge the interest rate risk on its loans and borrowings.

The net carrying amount and fair value of all derivative financial instruments was a net liability of Rs.673 and a net asset of Rs.451 as at December 31, 2013 and March 31, 2013, respectively.

10.	Property, plant and equipment

Acquisitions and disposals

During the nine months ended December 31, 2013, the Company acquired assets at an aggregate cost of Rs.8,707 (as compared to a cost of Rs.5,368 and Rs.8,181 for the nine months ended December 31, 2012 and the year ended March 31, 2013, respectively). Assets acquired during the nine months ended December 31, 2013 include an amount of Rs.1,150 (excluding taxes and duties) towards assets acquired from Ecologic Chemicals Limited through an asset purchase agreement. Refer to Note 27 for further details.

Assets with a net book value of Rs.39 were disposed of during the nine months ended December 31, 2013 (as compared to Rs.52 and Rs.76 for the nine months ended December 31, 2012 and the year ended March 31, 2013, respectively), resulting in a net gain on disposal of Rs.29 during the nine months ended December 31, 2013 (as compared to net loss of Rs.4 and Rs.11 for the nine months ended December 31, 2012 and the year ended March 31, 2013, respectively).

Depreciation expense for the three months and nine months ended December 31, 2013 was Rs.1,208 and Rs.3,496, respectively (as compared to Rs.971 and Rs.2,811 for the three months and nine months ended December 31, 2012, respectively).

Capital commitments

As of December 31, 2013 and March 31, 2013, the Company was committed to spend approximately Rs.3,040 and Rs.2,912, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

11.	Goodwill

Goodwill arising upon acquisitions is not amortized but tested for impairment annually or more frequently if there are certain internal or external indicators of impairment.

The following table presents the changes in goodwill during the nine months ended December 31, 2013 and 2012 and the year ended March 31, 2013:

	Nine months ended December 31, 2013		Nine months ended December 31, 2012		Year ended March 31, 2013
Opening balance(1)	Rs.	3,193	Rs.	2,208	Rs.	2,208
Goodwill arising on business combinations during the period/year(2)		—		—		1,152
Impairment loss during the period/year (3)		—		(181)		(181)
Effect of translation adjustments		280		17		14

Closing balance(1)	Rs.	3,473	Rs.	2,044	Rs.	3,193

(1)	This does not include goodwill arising upon investment in associates of Rs.181, which is included in the carrying value of the investment in the equity accounted investees.
(2)	This pertains to goodwill arising on the acquisition of OctoPlus N.V. Refer to note 4 for further details.
(3)

Based on the business performance and expected cash flows from its business in Italy, the Company carried out an impairment test of Dr. Reddy’s Srl’s cash-generating unit and recorded an impairment loss of goodwill and an impairment loss on intangible assets of Rs.181 and Rs.10, respectively, during the year ended March 31, 2013.

12.	Intangible assets

Acquisitions of intangibles

During the three and nine months ended December 31, 2013, the Company acquired intangible assets at an aggregate cost of Rs.465 and Rs.752, respectively (as compared to a cost of Rs.99 and Rs.226 for the three and nine months ended December 31, 2012, respectively, and Rs.1,493 for the year ended March 31, 2013).

Amortization expenses for the three and nine months ended December 31, 2013 were Rs.586 and Rs.1,644, respectively (as compared to amortization expenses of Rs.411 and Rs.1,244 for the three months and nine months ended December 31, 2012, respectively).

Impairment losses during the year ended March 31, 2013

During the year ended March 31, 2013, the Company determined that there was a decrease in expected cash flows of a product portfolio forming part of certain product related intangibles, primarily due to higher than expected price erosion and increased competition leading to lower volumes. Consequently, the Company reassessed the recoverable amounts of such product-related intangibles using the value in use approach and determined that the carrying amount of such product-related intangibles was higher than its recoverable amount. Accordingly, an impairment loss of Rs.497 for such product related intangibles was recorded for the year ended March 31, 2013.

The above impairment losses relate to the Company’s Global Generics segment. The pre-tax cash flows were discounted based on a pre-tax discount rate of 5.52%.

Reversal of impairment losses during the three months ended December 31, 2013

Consequent to the increase in expected cash flows of some of the products forming part of the product related intangibles pertaining to the Company’s Global Generics segment, the Company, following the guidance under IAS 36 “Impairment of assets”, estimated the recoverable amount of such intangible asset and assessed that the impairment loss recorded in an earlier period should be reversed. Accordingly, an amount of Rs.497 was reversed during the three months ended December 31, 2013. The expected cash flows increased primarily due to various market dynamics, such as reduced competition and favorable pricing position.

The above reversal of impairment losses relate to the Company’s Global Generics segment. The pre-tax cash flows have been discounted based on a pre-tax discount rate of 5.68%. As at December 31, 2013, the carrying amount of such product related intangibles after reversal of impairment loss was Rs.1,424.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13.	Loans and borrowings

Short term loans and borrowings

The Company had short term borrowings of Rs.19,454 as of December 31, 2013, as compared to Rs.18,914 as of March 31, 2013. The borrowings consist primarily of “packing credit” loans drawn by the parent company and other unsecured loans drawn by its subsidiaries in Cyprus and Germany.

Short term borrowings consist of the following:

	As of
	December 31, 2013		March 31, 2013
Packing credit borrowings	Rs.	9,922	Rs.	14,736
Other foreign currency borrowings		8,603		3,128
Borrowings on transfer of receivables		929		1,050

	Rs.	19,454	Rs.	18,914

An interest rate profile of short term borrowings from banks is given below:

	As of
	December 31, 2013		March 31, 2013
	Currency	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	LIBOR + 40 to 85 bps	USD	LIBOR + 50 to 120 bps
	EURO	LIBOR + 50 bps	EURO	LIBOR + 50 to 125 bps
	RUB	7.20% to 7.50%	RUB	7.25% to 8%
	INR	9.5%	—	—
Other foreign currency borrowings	EURO	LIBOR + 75 bps	EURO	LIBOR + 110 bps
	VEB	11%	—	—
Borrowings on transfer of receivables	RUB	7.50%	RUB	7.30%

Borrowings on transfer of receivables

From time to time, the Company enters into receivables transfer arrangements with various banks, in which the Company transfers its short term trade receivables in return for obtaining short term funds. As part of these transactions, the Company provides the applicable bank with credit indemnities over the expected losses of those receivables. Since the Company retains substantially all of the risks and rewards of ownership of the trade receivables, including the contractual rights to the associated cash flows, the Company continues to recognize the full carrying amount of the receivables and recognizes the cash received in respect of the transaction as short term borrowings. As of December 31, 2013, the carrying amount of the transferred short-term receivables which were subject to this arrangement was Rs.941 (RUB 500) and the carrying amount of the associated liability, net of finance cost, was Rs.929 (RUB 494). As of March 31, 2013, the carrying amount of the transferred short-term receivables which were subject to this arrangement was Rs.1,090 (RUB 625) and the carrying amount of the associated liability, net of finance cost, was Rs.1,050 (RUB 602).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13.	Loans and borrowings (Continued)

Long-term borrowings

Long-term loans and borrowings consist of the following:

	As of
	December 31, 2013		March 31, 2013
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	13,503	Rs.	11,829
Foreign currency borrowing by the parent company		9,271		—
Foreign currency borrowing by the Company’s U.K. subsidiary		1,022		—
Obligations under finance leases		961		876
Bonus debentures		5,073		5,059

	Rs.	29,830	Rs.	17,764

Less: Current portion
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	1,700	Rs.	—
Obligations under finance leases		60		80
Bonus debentures		5,073		5,059

	Rs.	6,833	Rs.	5,139

Non-current portion
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	11,803	Rs.	11,829
Foreign currency borrowing by the parent company		9,271		—
Foreign currency borrowing by the Company’s U.K. subsidiary		1,022		—
Obligations under finance leases		901		796

	Rs.	22,997	Rs.	12,625

In the above table, the term “Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

Long-term bank loan of Swiss Subsidiary

On September 28, 2011, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”), entered into a loan agreement providing for it to borrow the sum of Rs.10,713 (U.S.$220), arranged by Citigroup Global Markets Asia Limited, The Bank Of Tokyo-Mitsubishi Ufj, Ltd., Mizuho Corporate Bank, Ltd., The Bank Of Nova Scotia Asia Limited, Australia and New Zealand Banking Group Limited, and Standard Chartered Bank (“Swiss Subsidiary Lenders”).

The term of the loan is for sixty months starting from September 30, 2011. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The loan carries an interest rate of U.S. LIBOR + 100 basis points. The parent company has guaranteed all obligations of the Swiss Subsidiary under the loan agreement.

The loan agreement imposes various financial covenants on both the parent company and the Swiss Subsidiary, including, without limitation, the following (each capitalized term below is as defined in the loan agreement):

•	Net Financial Indebtedness to EBITDA: The Company’s ratio of net financial indebtedness to EBITDA shall not at any time exceed 2.3:1.

•

Secured Debt to Financial Indebtedness: The Company’s ratio of secured debt to financial indebtedness shall not at any time exceed 0.2:1. However, if the ratio of net financial indebtedness to EBITDA falls below 1.5:1, the ratio of secured debt to financial indebtedness shall not at any time exceed 0.3:1.

•	Gearing ratio: The Company’s ratio of financial indebtedness to tangible net worth shall not at any time exceed 1:1.

•

Interest Cover ratio: The Company’s ratio of EBITDA to interest payable (in relation to any period of 12 months ending on the last day of any financial year or financial half-year of the Company) shall not at any time be less than 5:1.

•	Net Worth: The Swiss Subsidiary shall at all times maintain a positive net worth.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13.	Loans and borrowings (Continued)

The financial computation for each of the foregoing financial covenants shall be calculated on a semi-annual basis by reference to the consolidated financial statements of the Company, except that the Net Worth covenant shall be calculated by reference to financial statements of the Swiss Subsidiary prepared based on IFRS. As of December 31, 2013, the Company was in compliance with the foregoing financial covenants.

As part of this arrangement, the Company incurred an amount of Rs.182 (U.S.$3.73) in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and those are being amortized over the term of the loan using the effective interest method. The carrying amount of this loan, measured at amortized cost using the effective interest rate method, as on December 31, 2013 and March 31, 2013 was Rs.13,503 and Rs.11,829, respectively.

Long-term bank loan of the parent company

On June 18, 2013, the Company entered into a loan agreement providing for it to borrow the sum of Rs.9,089 (U.S.$150), from Bank of America, N.A.

The term of the loan is for sixty six months starting from August 12, 2013. The Company is required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month after August 12, 2013. The loan carries an interest rate of U.S. LIBOR + 179 basis points.

The loan agreement imposes various financial covenants on the Company, including, without limitation, the following (each capitalized term below is as defined in the loan agreement):

•	Net Financial Indebtedness to EBITDA: The Company’s ratio of net financial indebtedness to EBITDA shall not at any time exceed 2.3:1.

•

Secured Debt to Financial Indebtedness: The Company’s ratio of secured debt to financial indebtedness shall not at any time exceed 0.2:1. However, if the ratio of net financial indebtedness to EBITDA falls below 1.5:1, the ratio of secured debt to financial indebtedness shall not at any time exceed 0.3:1.

•	Gearing ratio: The Company’s ratio of financial indebtedness to tangible net worth shall not at any time exceed 1:1.

•

Interest Cover ratio: The Company’s ratio of EBITDA to interest payable (in relation to any period of 12 months ending on the last day of any financial year or financial half-year of the Company) shall not at any time be less than 5:1.

•	Net Worth: The Company shall at all times maintain a positive net worth.

The financial computations for each of the foregoing financial covenants shall be calculated on a semi-annual basis by reference to the consolidated financial statements of the Company prepared based on IFRS. As of December 31, 2013, the Company was in compliance with the foregoing financial covenants.

Issuance of bonus debentures

As explained in Note 23 of these unaudited condensed consolidated interim financial statements, the Company issued unsecured redeemable bonus debentures amounting to Rs.5,078 during the year ended March 31, 2011. In relation to the issuance, the Company incurred directly attributable transaction costs of Rs.51. The bonus debentures do not carry a right to vote or the right to participate in any of the distributable profits or residual assets of the Company, except that the holders of the bonus debentures participate only to the extent of the face value of the instrument plus accrued and unpaid interest thereon. These bonus debentures are mandatorily redeemable at their face value on March 24, 2014 and the Company is obligated to pay the holders of its bonus debentures an annual interest payment equal to 9.25% of the face value thereof on March 24 of each year until (and including upon) maturity.

	As at
	December 31, 2013		March 31, 2013
Opening balance at the beginning of the period/year	Rs.	5,059	Rs.	5,042
Amortization of issuance cost during the period/year		14		17

Closing balance at the end of the period/year	Rs.	5,073	Rs.	5,059

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13.	Loans and borrowings (Continued)

The interest rate profile of long-term loans and borrowings (other than obligations under finance leases) is given below:

As at
	December 31, 2013		March 31, 2013
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowing by the Company’s Swiss subsidiary	USD	LIBOR + 100 bps	USD	LIBOR + 145 bps
Foreign currency borrowing by the parent company	USD	LIBOR + 179 bps	—	—
Foreign currency borrowing by the Company’s U.K. subsidiary	GBP	LIBOR + 130 bps	—	—
Bonus debentures	INR	9.25%	INR	9.25%

In the above table, the term “Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of Rs.20,062 and Rs.20,364 as of December 31, 2013 and March 31, 2013, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments to hedge foreign currency risk associated with highly probable forecasted transactions and accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non-derivative financial liabilities as of December 31, 2013 and March 31, 2013 was Rs.13,597 and Rs.12,151, respectively.

14.	Other (income)/expense, net

Other (income)/expense, net consists of the following:

	Nine months ended December 31,				Three months ended December 31,
	2013		2012		2013		2012
Loss/(profit) on sale of property, plant and equipment and intangible assets, net	Rs.	(58)	Rs.	27	Rs.	(31)	Rs.	7
Sale of spent chemicals		(333)		(436)		(103)		(172)
Miscellaneous income*		(798)		(271)		(43)		(68)
Reversal of provision for expected claim from innovator		—		(168)		—		—

	Rs.	(1,189)	Rs.	(848)	Rs.	(177)	Rs.	(233)

*

Miscellaneous income for the nine months ended December 31, 2013 includes Rs.431 (U.S.$6.75) from the resolution of litigation associated with the sale of one of the Company’s generic products in North America.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

15.	Finance income/(expense), net

Finance income/(expense), net consists of the following:

	Nine months ended				Three months ended
	December 31,				December 31,
	2013		2012		2013		2012
Interest income	Rs.	789	Rs.	668	Rs.	230	Rs.	205
Foreign exchange gain/(loss)		293		21		63		(109)
Profit on sale of other investments		87		105		37		12
Interest expense		(933)		(731)		(315)		(204)

	Rs.	236	Rs.	63	Rs.	15	Rs.	(96)

16.	Share capital and share premium

During the nine months ended December 31, 2013 and 2012, 263,260 and 273,649 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. Each of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity.

17.	Earnings per share

The calculation of basic and diluted earnings per share for the nine and three months ended December 31, 2013 was based on the profit attributable to equity holders of the Company of Rs.16,699 and Rs.6,185, respectively (as compared to a profit of Rs.11,067 and Rs.3,782 for the nine months and three months ended December 31, 2012, respectively).

The weighted average number of equity shares outstanding, used for calculating basic earnings per share, were as follows:

	Nine months ended December 31,
	2013		2012
Issued equity shares as on April 1		169,836,475		169,560,346
Effect of shares issued upon exercise of stock options		186,557		197,860
Weighted average number of equity shares at December 31		170,023,032		169,758,206
Earnings per share – Basic	Rs.	98.21	Rs.	65.19

	Three months ended December 31,
	2013		2012
Issued equity shares as on October 1		170,099,735		169,833,995
Effect of shares issued upon exercise of stock options		—		—
Weighted average number of equity shares at December 31		170,099,735		169,833,995
Earnings per share – Basic	Rs.	36.36	Rs.	22.27

The weighted average number of equity shares outstanding, used for calculating diluted earnings per share, were as follows:

	Nine months ended December 31,
	2013		2012
Weighted average number of equity shares (Basic)		170,023,032		169,758,206
Dilutive effect of stock options outstanding		636,255		635,927
Weighted average number of equity shares (Diluted)		170,659,287		170,394,133
Earnings per share – Diluted	Rs.	97.85	Rs.	64.95

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17.	Earnings per share (Continued)

	Three months ended December 31,
	2013		2012
Weighted average number of equity shares (Basic)		170,099,735		169,833,995
Dilutive effect of stock options outstanding		545,651		512,847
Weighted average number of equity shares (Diluted)		170,645,386		170,346,842
Earnings per share – Diluted	Rs.	36.25	Rs.	22.20

18.	Employee stock incentive plans

Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

Particulars	Number of Options under Category A	Number of Options under Category B	Total
Options reserved under original plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

The term of the DRL 2002 plan expired on January 29, 2012. Consequently, the Board of Directors of the Company, based on the recommendation of the Compensation Committee, extended the term of the DRL 2002 plan for a period of 10 years with effect from January 29, 2012, after the approval of shareholders at the Company’s Annual General Meeting held on July 20, 2012.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18.	Employee stock incentive plans (continued)

Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

Stock option activity during the period:

The terms and conditions of the grants made during the nine months ended December 31, 2013 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan:
- Category A	—		—	—	—
- Category B	258,870	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—		—	—	—
- Category B	44,240	Rs.	5.00	1 to 4 years	5 years

The terms and conditions of the grants made during the nine months ended December 31, 2012 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan:
- Category A	—		—	—	—
- Category B	335,110	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—				—
- Category B	58,140	Rs.	5.00	1 to 4 years	5 years

The weighted average inputs used in computing the fair value of such grants were as follows:

	Nine months ended December 31,
	2013		2012
Expected volatility		20.50%		23.61%
Exercise price	Rs.	5.00	Rs.	5.00
Option life		2.5 Years		2.5 Years
Risk-free interest rate		7.43%		8.21%
Expected dividends		0.72%		0.81%
Grant date share price	Rs.	2,077.30	Rs.	1,697.65

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18.	Employee stock incentive plans (continued)

The fair values of services received in return for share options granted to employees are measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

Share-based payment expense

For the nine months ended December 31, 2013 and 2012, amounts of Rs.321 and Rs.285, respectively, and for the three months ended December 31, 2013 and 2012, amounts of Rs.117 and Rs.104, respectively, have been recorded as total employee share based expense under all employee stock incentive plans. As of December 31, 2013, there was approximately Rs.509 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.86 years.

19.	Employee benefit plans

Gratuity benefits

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

The components of net periodic benefit cost for the nine months and three months ended December 31, 2013 and 2012 are as follows:

	For the nine months ended December 31,				For the three months ended December 31,
	2013		2012		2013		2012
Service cost	Rs.	93	Rs.	69	Rs.	31	Rs.	23
Interest cost		59		45		20		15
Expected return on plan assets		(45)		(41)		(15)		(14)
Recognized net actuarial (gain)/loss		—		5		—		2

Net amount recognized	Rs.	107	Rs.	78	Rs.	36	Rs.	26

Pension, seniority and severance plan

All employees of the Company’s Mexican subsidiary, Industrias Quimicas Falcon de Mexico (“Falcon”), are entitled to a pension benefit in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

Falcon also provides its employees with termination benefits in the form of seniority premiums, paid from a funded defined benefit plan covering certain categories of employees, and severance pay, paid from an unfunded defined benefit plan applicable to the employees who are terminated from the services of Falcon.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

19.	Employee benefit plans (Continued)

The components of net periodic benefit cost for the nine months and three months ended December 31, 2013 and 2012 are as follows:

	For the nine months ended December 31,				For the three months ended December 31,
	2013		2012		2013		2012
Service cost	Rs.	17	Rs.	18	Rs.	6	Rs.	6
Interest cost		18		19		6		6
Expected return on plan assets		(9)		(15)		(3)		(5)
Recognized net actuarial (gain)/loss		—		5		—		2

Net amount recognized	Rs.	26	Rs.	27	Rs.	9	Rs.	9

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was Rs.400 and Rs.344 as at December 31, 2013 and March 31, 2013, respectively.

20.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is on account of a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the nine months ended December 31, 2013 and 2012 were 18.7% and 20.0%, respectively. Income tax expense was Rs.3,841 for the nine months ended December 31, 2013, as compared to income tax expense of Rs.2,759 for the nine months ended December 31, 2012. The decrease in effective tax rate by 1.3% for the nine months ended December 31, 2013 was primarily attributable to the following:

•	a decrease in the effective tax rate by approximately 3.3% as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad over a previously litigated tax matter;

•	a decrease in the effective tax rate by approximately 1.2% on account of impairment losses and reversal of impairment losses;

•

a net increase in the effective tax rate by approximately 1% due to the tax effects arising from unrealized inter-company profits on inventory held by the Company in jurisdictions with different tax rates; and

•

an increase in the effective tax rate by approximately 1% on account of a higher proportion of the Company’s profits being taxed in jurisdictions with higher tax rates for the nine months ended December 31, 2013 as compared to the nine months ended December 31, 2012.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

20.	Income taxes (Continued)

The Company’s consolidated weighted average tax rate for the three months ended December 31, 2013 and 2012 was 29.0% and 18.9%, respectively. Income tax expense was Rs.2,521 for the three months ended December 31, 2013, as compared to income tax expense of Rs.882 for the three months ended December 31, 2012. The increase in effective tax rate by 10.1% for the three months ended December 31, 2013 was primarily attributable to the following:

•

an increase in the effective tax rate by approximately 7.4% on account of a higher proportion of the Company’s profits being taxed in jurisdictions with higher tax rates for the three months ended December 31, 2013 as compared to the three months ended December 31, 2012;

•

an increase in the effective tax rate by approximately 2.9% due to the tax effects arising from unrealized inter-company profits on inventory held by the Company in jurisdictions with different tax rates; and

•	a decrease in the effective tax rate by approximately 1.9% on account of reversal of impairment of product intangibles.

Tax expense amounting to Rs.367 and tax benefit of Rs.343 were recognized directly in the equity for the three and nine months ended December 31, 2013, respectively (as compared to tax expense of Rs.6 and Rs.488 for the three and nine months ended December 31, 2012, respectively). Such tax expense was primarily due to tax effects on the effective portion of changes in fair value of cash flow hedges. Refer to Note 8 of these unaudited condensed consolidated interim financial statements for further details on cash flow hedges.

21.	Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	A.R. Life Sciences Private Limited towards purchases and sales of raw materials and intermediates;

•	Stamlo Hotels Private Limited for hotel services;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences towards services for research and development;

•	Ecologic Technologies Limited for providing analytical services;

•	Ecologic Chemicals Limited (a subsidiary of Ecologic Technologies Limited) for purchases and sales of active pharmaceutical ingredients and assets; and

•	Dr. Reddy’s Laboratories Gratuity Fund.

These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management Council members.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21.	Related parties (continued)

The following is a summary of significant related party transactions:

	Nine months ended December 31,				Three months ended December 31,
	2013		2012		2013		2012
Purchases of raw materials from significant interest entities(1)	Rs.	96	Rs	.960	Rs.	9	Rs.	341
Purchases of assets from significant interest entities(2)		1,264		—		—		—
Sales of raw materials to significant interest entities(1)		49		584		—		266
Sales of assets to significant interest entities		14		—		14		—
Contribution to significant interest entities towards research and social development		104		126		35		48
Services from significant interest entities		115		—		49		—
Lease rental paid under cancellable operating leases to key management personnel and their relatives		27		22		9		7
Hotel expenses paid		23		15		15		7

The Company had the following amounts due from related parties:

	As at
Particulars	December 31, 2013		March 31, 2013
Significant interest entities(1)	Rs.	15	Rs.	171
Key management personnel (towards rent deposits)		8		5

The Company had the following amounts due to related parties:

	As at
Particulars	December 31, 2013		March 31, 2013
Significant interest entities	Rs.	18	Rs.	23

(1)

The figures as at March 31, 2013 and for the three and nine months ended December 31, 2012 include balances/transactions with A.R. Life Sciences Private Limited (“ARLS”). ARLS was not a related party of the Company for the three and nine months ended December 31, 2013 and, accordingly, the transactions with ARLS during such periods are not included in the above summary.

(2)	Refer to Note 27 for further details.

The following table describes the components of compensation paid or payable to key management personnel:

Particulars	Nine months ended December 31,				Three months ended December 31,
	2013		2012		2013		2012
Salaries	Rs.	204	Rs.	164	Rs.	67	Rs.	32
Contribution to defined contribution plans		11		11		4		4
Commission to directors*		165		248		55		83
Share-based payments expense		46		35		18		13

Total	Rs.	426	Rs.	458	Rs.	144	Rs.	132

*	Accrued based on estimated annual profit as of the applicable date in accordance with the terms of employment.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22.	Disclosure of Expense by Nature

The below tables disclose the details of expenses incurred by their nature for the nine months ended December 31, 2013 and 2012, respectively.

Particulars	Nine months ended December 31, 2013
	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	6,148	Rs.	10,036	Rs.	1,937	Rs.	18,121
Depreciation and amortization		2,780		2,074		286		5,140

Particulars	Nine months ended December 31, 2012
	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	5,239	Rs.	8,855	Rs.	971	Rs.	15,065
Depreciation and amortization		2,161		1,616		278		4,055

The below tables disclose the details of expenses incurred by their nature for the three months ended December 31, 2013 and 2012, respectively.

Particulars	Three months ended December 31, 2013
	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	2,081	Rs.	3,657	Rs.	808	Rs.	6,546
Depreciation and amortization		960		736		98		1,794

Particulars	Three months ended December 31, 2012
	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	1,785	Rs.	3,048	Rs.	332	Rs.	5,165
Depreciation and amortization		753		536		93		1,382

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23.	Bonus Debentures

On March 31, 2010, the Company’s Board of Directors approved a scheme for the issuance of bonus debentures (“in-kind”, i.e., for no cash consideration) to its shareholders to be effected by way of capitalization of its retained earnings. The scheme was subject to the successful receipt of necessary approvals of the Company’s shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the scheme. All necessary approvals to effectuate the scheme, including that of the High Court, were received during the year ended March 31, 2011. Accordingly, on March 24, 2011, the Company issued these debentures to the shareholders of the Company.

The following is a summary of the key terms of the issuance:

Particulars	No. of instruments issued	Face value	Currency	Interest Rate	Maturity	Aggregate Face Amount		Redemption price
Unsecured, non-convertible, redeemable debentures	1,015,516,392	Rs.5 each	Rs.(Indian rupee)	9.25% per annum	36 months	Rs.	5,078	Rs.5 each (plus interest)

The following is a summary of certain additional terms of the issuance:

•

Fully paid up bonus debentures carrying a face value of Rs.5 each were issued to the Company’s shareholders in the ratio of 6 bonus debentures for each equity share held by such shareholders on March 18, 2011.

•	The bonus debentures are unsecured and are not convertible into equity shares of the Company.

•

The Company delivered cash in the aggregate value of the bonus debentures into an escrow account of a merchant banker in India appointed by the Company’s Board of Directors. The merchant banker received such amount for and on behalf of and in trust for the shareholders who are entitled to receive bonus debentures. Upon receipt of such amount, the merchant banker paid the amount to the Company, for and on behalf of the shareholders as consideration for the allotment of debentures to them.

•	These bonus debentures have a maturity of 36 months, at which time the Company must redeem them for cash in an amount equal to the face value of Rs.5 each, plus any unpaid interest, if any.

•	These bonus debentures carry an interest rate of 9.25% per annum. The interest on the debentures shall be paid at the end of 12, 24 and 36 months from the date of issuance.

•	These bonus debentures are listed on stock exchanges in India so as to provide liquidity for the holders.

•

Issuance of these bonus debentures is treated as a “deemed dividend” under section 2(22)(b) of the Indian Income Tax Act, 1961 and accordingly, the Company is required to pay a dividend distribution tax.

•

Under Indian Corporate Law and as per the terms of the approved bonus debenture scheme, the Company created a statutory reserve (the “Debenture Redemption Reserve”) in which it is required to deposit a portion of its profits made during each year prior to the maturity date of the bonus debentures until the aggregate amount retained in such reserve equals 50% of the face value of the debentures then issued and outstanding. The funds in the Debenture Redemption Reserve shall be used only to redeem the debentures for so long as they are issued and outstanding.

The Company has accounted for the issuance of such debentures as a pro-rata distribution to the owners acting in the capacity as owners on a collective basis. Accordingly, the Company has measured the value of such financial instrument at fair value on the date of issuance which corresponds to the value of the bonus debentures issued on March 24, 2011. The Company has disclosed the issuances as a reduction from retained earnings in the consolidated statement of changes in equity with a corresponding credit to “loans and borrowings” for the value of the financial liability recognized. Furthermore, in relation to the above mentioned scheme, the Company incurred costs of Rs.51 in directly attributable transaction costs payable to financial advisors. This amount was accounted for as a reduction from debenture liability on the date of issuance of the bonus debentures and is being amortized over a period of three years using the effective interest rate method. The associated cash flows for the delivery of cash to the merchant banker and the subsequent receipt of the same for and on behalf of the shareholders upon issuance of the bonus debentures was disclosed separately in the unaudited consolidated statement of cash flows as part of financing activities.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23.	Bonus Debentures (continued)

Further, the dividend distribution tax paid by the Company on behalf of the owners in the amount of Rs.843 has been recorded as part of a reduction from retained earnings in the audited consolidated statement of changes in equity for the year ended March 31, 2011. The Company transferred Rs.638, Rs.846 and Rs.846 from the profits earned during the nine months ended December 31, 2013, the year ended March 31, 2013 and the year ended March 31, 2012, respectively, into the Debenture Redemption Reserve and recorded the transfer through the statement of changes in equity.

The regulatory framework in India governing issuance of ADRs by an Indian company does not permit the issuance of ADRs with any debt instrument (including non-convertible rupee denominated debentures) as the underlying security. Therefore, the depositary of the Company’s ADRs (the “Depositary”) cannot issue depositary receipts (such as ADRs) with respect to the bonus debentures issued under the Company’s bonus debenture scheme. Therefore, in accordance with the deposit agreement between the Company and the Depositary, the bonus debentures issuable in respect of the shares underlying the Company’s ADRs were distributed to the Depositary, which sold such bonus debentures on April 8, 2011. The Depositary converted the net proceeds from such sale into U.S. dollars and, on June 23, 2011, distributed such U.S. dollars, less any applicable taxes, fees and expenses incurred and/or provided for under the deposit agreement, to the registered holders of ADRs entitled thereto in the same manner as it would ordinarily distribute cash dividends under the deposit agreement.

24.	Contingencies

Litigations, etc.

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that possibility of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Product and patent related matters (continued)

During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, which was Rs.285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which was Rs.77. The Company deposited this amount with the Government of India in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO, which is currently pending.

Based on its best estimate, the Company has recorded a provision for the potential liability related to the principal and interest amount demanded under the aforesaid order and believes that possibility of any liability that may arise on account of penalty on this demand is not probable. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

Ibandronate Sodium United States litigation

In June 2012, the Company launched its ibandronate sodium 150 mg tablet product, a generic version of Boniva® tablets, which are marketed and distributed by Genentech USA, Inc., a member of the Roche Group.

The Company is defending patent infringement actions brought by Hoffmann-La Roche Inc. and Genentech Inc. (collectively, “Roche”) in the United States District Court for the District of New Jersey with respect to this product. These actions were first commenced in September 2007 and over time expanded to assert infringement of four patents – one formulation patent (U.S. patent number 6,294,196) and three method of use patents (numbers 7,192,938, 7,410,957 and 7,718,634). Claims regarding U.S. patent numbers 6,294,196 and 7,192,938 were dismissed in December 2008 and April 2010, respectively.

On May 7, 2012, the Court granted the Company’s motion for summary judgment that U.S. patent number 7,718,634 was invalid based on obviousness. In June 2012, the Company launched its ibandronate sodium 150 mg tablet product. On October 1, 2012, the Court granted summary judgment in the Company’s favor finding U.S. patent number 7,410,957 invalid.

On November 15, 2012, the Court issued a final judgment in favor of the Company. Roche filed a motion for reconsideration on November 16, 2012 which was denied by the Court on January 25, 2013. Roche has appealed both of the Court’s summary judgment decisions. Argument of the appeal was heard on December 6, 2013, and the Federal Circuit decision is pending. If Roche is ultimately successful in their allegations of patent infringement, the Company could be required to pay damages related to its sale of ibandronate sodium 150 mg tablets.

Nexium United States litigations

Five federal antitrust class action lawsuits have been brought on behalf of direct purchasers of Nexium, and ten federal class action lawsuits have been brought under both state and federal law on behalf of end-payors of Nexium. These actions have been filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions have been consolidated in the United States District Court for the District of Massachusetts.

The complaints allege that, beginning in 2005, AstraZeneca sued various generic manufacturers, including the Company, for infringement with respect to patents purporting to cover AstraZeneca’s branded drug, Nexium.

Plaintiffs allege that AstraZeneca’s settlement agreements with these various generic manufacturers, including the Company, violated federal and state antitrust laws, as well as state unfair competition laws. The complaints seek unspecified damages for class members as a result of an alleged delay in the entry of generic versions of Nexium.

The Company believes that each of these complaints lacks merit and that the Company’s conduct complied with all applicable laws and regulations. All of the defendants, including the Company, filed motions to dismiss the complaints, which motions were denied in April 2013. The defendants also filed motions for summary judgment. Arguments regarding these motions were heard on January 21, 2014.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Product and patent related matters (continued)

On February 12, 2014, the Court issued an order granting the Company’s motion in part, finding that the plaintiffs have failed to demonstrate that the Company’s settlement of patent litigation with AstraZeneca included a large and unjustified reverse payment. The Court refused, however, to grant the portion of the Company’s motion related to the plaintiffs’ conspiracy theory. The case is administratively closed until the Court completes a written opinion explaining its findings.

Reclast and Zometa United States litigation

In January 2013, Novartis AG (“Novartis”) brought patent infringement actions against the Company and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that the Company’s ANDA for Reclast® would infringe Novartis’ U.S. Patent No. 8,052,987 and that the Company’s ANDA for Zometa® would infringe Novartis’ U.S. Patent No. 8,324,189. In February 2013, Novartis sought a temporary restraining order and a preliminary injunction prohibiting the Company and the other generic defendants from launching their generic Reclast® and Zometa® products. On March 1, 2013, the Court denied Novartis’ motion for a temporary restraining order.

Later in March 2013, the Company launched its generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, the Company launched its generic version of Novartis’ Reclast® Injection (zoledronic acid, 5 mg/100mL product). After the Company launched its products, Novartis withdrew its application for a preliminary injunction. The Company believes that the asserted patents are either invalid or not infringed by the Company’s products. If Novartis is ultimately successful in its patent infringement case, the Company could be required to pay damages related to the sale of its generic Reclast® and Zometa® products.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT.

Water pollution and air pollution

During the three months ended December 31, 2011, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) totaling to Rs.12.5.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board first stayed the APP Control Board orders and subsequently modified the orders, permitting the Company to file applications for Consents for Establishment and to increase the quantities of existing products which could be manufactured beyond that permitted by the APP Control Board, while requiring the Company not to manufacture new products at the specified facilities without the permission of the APP Control Board. The APP Appellate Board also reduced the total value of the Company’s bank guarantee required by the APP Control Board to Rs.6.25.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Environmental matters (continued)

The Company has challenged the jurisdiction of the APP Control Board in imposing restrictions on manufacturing both with respect to the quantity and the products mix, stating that the Drug Control Authority and the Industrial Development and Regulation Authority are the bodies legally empowered to license production of drug varieties and their quantities, respectively.

A fact finding committee (“APP Committee”) was constituted by the APP Appellate Board and was ordered to visit and report on the pollution control measures adopted by the Company. Pursuant to such orders, the APP Committee visited the Company premises in April 2012 and filed its report with the APP Appellate Board on June 23, 2012.

In the first week of July 2012, the APP Control Board has issued further show cause notices and requests for further information to some of the manufacturing companies located around Hyderabad and Visakhapatnam. The Company was also requested to provide additional data and information, and it complied with the same.

After considering the report filed by the APP Committee, the APP Appellate Board passed its order on October 20, 2012 in favor of the Company and observed that pollution load has to be determined on the basis of the level of effluents after treatment, and not at the time of generation. The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it. The APP Appellate Board had also set a three month time frame for the state government to make a decision on the proposal made by the pharmaceutical manufacturing industry to reconsider the state executive orders with respect to a ban on manufacture of pharmaceutical products beyond the approved quantities. The state government passed an order on July 25, 2013 that allows the companies to manufacture any pharmaceutical products beyond the approved quantities, subject to the installation of zero liquid discharge facilities by such companies and also subject to the outcome of such cases in the National Green Tribunal.

Separately, the APP Control Board issued further notices to the Company on December 6, 2012 and February 28, 2013 seeking certain clarifications regarding the list of products, pollution (water and air) and compliance with “Consent for Operation and Consent for Establishment” pertaining to the Company’s four active pharmaceutical ingredients manufacturing units. After submission of necessary clarifications by the Company, the APP Control Board required the Company to forfeit and release to the APP Control Board the bank guarantee obtained by the Company of Rs.1 for two of the Company’s units, while releasing to the Company the bank guarantee of Rs.0.25 for the third unit. It has further directed the Company to submit an additional bank guarantee of Rs.8 for the aforesaid two units. The Company challenged the orders of the APP Control Board before the APP Appellate Board as well as the High Court of Andhra Pradesh (the “High Court”). The High Court has granted a stay on the aforesaid APP Control Board order which directed the Company to furnish an additional bank guarantee of Rs.8.

Indirect taxes related matters

Assessable value of products supplied by a vendor to the Company

During the year ended March 31, 2003, the Central Excise Authorities of India issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

Distribution of input service tax credits

During the year ended March 31, 2010, the Central Excise Commissioner issued a show cause notice to the Company by objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities during the period from March 2008 to September 2009, and demanded payment of Rs.102 plus interest and penalties. During the year ended March 31, 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding payment of Rs.102 plus a 100% penalty and interest thereon. The Company filed an appeal with the CESTAT against the Central Excise Commissioner’s order. In July 2013, the Company received an order from the CESTAT remanding the matter back to the Central Excise Commissioner for reconsideration of the input service tax credit eligibility. The CESTAT also ordered the Company to make an interim deposit of Rs.50. The Company has made the requisite deposit and is awaiting a hearing with the Central Excise Commissioner.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Indirect taxes related matters (continued)

During the year ended March 31, 2012, the Central Excise Commissioner issued an additional show cause notice to the Company demanding payment of Rs.125 plus interest and penalties pertaining to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities for the period from October 2009 to March 2011. The Company responded to such show cause notice. In October 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding payment of Rs.125 plus penalties of Rs.100 and interest thereon. The Company has filed an appeal with the CESTAT against the Central Excise Commissioner’s order and awaits a hearing before the CESTAT.

In October 2012, the Central Excise Commissioner issued a third show cause notice to the Company demanding payment of Rs.51 plus interest and penalties pertaining to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities for the period from April 2011 to March 2012. The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

In January 2014, the Central Excise Commissioner issued a fourth show cause notice to the Company demanding payment of Rs.54 plus interest and penalties pertaining to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities for the period from April 2012 to March 2013. The Company is in the process of responding to such notice.

The Company believes that the possibility of any liability that may arise on account of the alleged inappropriate distribution of input service tax credits is not probable.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. The Company filed separate Writs of Mandamus before the High Court of Andhra Pradesh (the “High Court”) challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods. Tabulated below is the present position of writ petitions filed by the Company challenging FSA charges levied for the applicable fiscal period.

Fiscal period	Present position
Year ended March 31, 2009

On June 5, 2010, the APERC determined and approved the levy of FSA charges for the period from April 1, 2008 to March 31, 2009. On July 29, 2011, the Division Bench of the High Court set aside the APERC order. Subsequently, the power distribution companies appealed to the Supreme Court of India by filing a special leave petition, which is currently pending.

Year ended March 31, 2010

On January 17, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2009 to March 31, 2010. On September 26, 2012, the Division Bench of the High Court set aside the APERC order and it is now pending for consideration before the Full Bench of the High Court.

Years ended March 31, 2011 and 2012

On September 20, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2010 to March 31, 2012. The writ petitions filed by the Company were admitted by the High Court and the hearing is deferred until the disposal of previous petitions pending before the Full Bench of the High Court. Further, the High Court in its order dated December 4, 2012 noted that the power distribution companies had filed their claims for the period from July 1, 2010 to March 31, 2012 within the prescribed period, which they had not done for earlier periods, including the period from April 1, 2010 to June 30, 2010. Accordingly, the High Court granted a stay on collection of FSA charges for the period from April 1, 2010 to June 30, 2010 but refused to grant a stay for the period from July 1, 2010 to March 31, 2012.

Year ended March 31, 2013

On November 2, 2012, March 12, 2013, April 23, 2013 and June 29, 2013, the APERC determined and approved the levy of FSA charges for the three months periods ending on June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013, respectively. The Company has filed separate writ petitions before the High Court challenging these orders and is awaiting a hearing before the High Court.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Fuel Surcharge Adjustments (continued)

After taking into account all of the available information and legal provisions, the Company has recorded an amount of Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is approximately Rs.482. As of December 31, 2013, the Company has made “payments under protest” of Rs.218 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

Direct taxes related matters

During the three months ended December 31, 2013, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly owned subsidiaries. The associated tax impact is Rs.851. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Tribunal, Hyderabad. The Company further believes that the probability of succeeding in this matter is more likely than not and hence no provision is made in the financial statements.

Other

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

25.	Investment in equity accounted investees

Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) is engaged in the manufacturing and marketing of active pharmaceutical ingredients and intermediaries and formulations in China. The Company’s interest in Reddy Kunshan was 51.3% as of December 31, 2013. Three representatives of the parent company are on the board of directors of Reddy Kunshan, which consists of seven directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participating rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting. There is no change in the accounting for Reddy Kunshan on adoption of IFRS 11.

26.	Agreement with Merck Serono

On June 6, 2012, the Company and Merck Serono entered into an agreement to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies. The arrangement covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions. Pursuant to the arrangement, the Company will lead early product development and complete Phase I development. Upon completion of Phase I, Merck Serono will carry out manufacturing of the compounds and will lead Phase III development. All the related development expenditure will be shared by the parties in the proportion specified in the agreement.

Merck Serono will undertake commercialization globally, outside the United States and with the exception of select emerging markets which will be co-exclusive or where the Company maintains exclusive rights. The Company will receive royalty payments from Merck Serono upon commercialization by them. In the United States, the parties will co-commercialize the products on a profit-sharing basis.

The Company has evaluated its involvement in the arrangement under IFRS 11 and concluded that the arrangement is a joint operation. There is no change in the accounting for this arrangement on adoption of IFRS 11.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

27.	Assets acquisition from Ecologic Chemicals Limited

On September 13, 2013, the Company entered into an asset purchase agreement with Ecologic Chemicals Limited, an entity in which two directors of the Company have equity interests. The Company paid Rs.1,264 (U.S.$20), excluding taxes and duties, for purchase of certain non-current and current assets. The acquisition of these assets will help to augment the Company’s manufacturing capacity and assist it in meeting the future business requirements of its PSAI segment.

The acquisition has been accounted for as a purchase of assets. The total purchase consideration has been allocated to the acquired assets as of September 13, 2013 based on a fair valuation carried out by the Company’s management as tabulated below:

Category	Amount
Land	Rs.	66
Buildings		382
Plant and machinery		702
Inventories		113
Other current assets		1

Grand total	Rs.	1,264

Buildings and plant and machinery are depreciated over the remaining useful life of the respective assets.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 and the unaudited condensed consolidated interim financial statements included in our reports on Form 6-K for the three months ended June 30, 2013 and September 30, 2013, all of which are on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended December 31, 2013 compared to the three months ended December 31, 2012

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Three months ended December 31,
	2013			2012
	(Rs. in millions)
	Amount		% of Revenues	Amount		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	35,338	100.0%	Rs.	28,651	100.0%	23%
Gross profit		21,391	60.5%		15,091	52.7%	42%
Selling, general and administrative expenses		10,442	29.6%		8,571	29.9%	22%
Research and development expenses		2,979	8.4%		2,025	7.1%	47%
Impairment loss/(reversal of impairment loss) on intangible assets		(497)	(1.4%)		—	0.0%	—
Other (income)/expense, net		(177)	(0.5%)		(233)	(0.8%)	(24%)
Results from operating activities		8,644	24.5%		4,728	16.5%	83%
Finance (expense)/income, net		15	0.0%		(96)	(0.3%)	116%
Share of profit of equity accounted investees, net of income tax		46	0.1%		32	0.1%	44%
Profit before income taxes		8,705	24.6%		4,664	16.3%	87%
Income tax expense		(2,521)	(7.1%)		(882)	(3.1%)	186%
Profit for the period	Rs.	6,184	17.5%	Rs.	3,782	13.2%	64%

Revenues

Our overall consolidated revenues were Rs.35,338 million for the three months ended December 31, 2013, an increase of 23% as compared to Rs.28,651 million for the three months ended December 31, 2012.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	Three months ended December 31,
	2013			2012
	(Rs. in millions)
	Revenues		Revenues % of Total	Revenues		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	29,396	83.2%	Rs.	20,828	72.7%	41%
Pharmaceutical Services and Active Ingredients		5,062	14.3%		7,127	24.9%	(29%)
Proprietary Products		478	1.4%		401	1.4%	19%
Others		402	1.1%		295	1.0%	36%

Total	Rs.	35,338	100.0%	Rs.	28,651	100.0%	23%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.29,396 million for the three months ended December 31, 2013, an increase of 41% as compared to Rs.20,828 million for the three months ended December 31, 2012.

After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 32% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 6% resulting from the net impact of change in sales prices of the products in this segment; and

•	an increase of approximately 3% resulting from a net increase in the sales volumes of existing products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.16,223 million for the three months ended December 31, 2013, an increase of 76% as compared to the three months ended December 31, 2012. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 49% in the three months ended December 31, 2013 as compared to the three months ended December 31, 2012.

This growth was largely attributable to the following:

•

revenues from new products launched between January 1, 2013 and December 31, 2013, such as azacitidine, decitabine, donepezil 23 mg, divalproex ER, finasteride (1mg), isotretinoin, zoledronic acid (4mg/5mL), zoledronic acid (5mg/100mL) and lamotrigine XL; and

•	gain in market shares of certain products, such as metoprolol succinate, fondaparinux and atorvastatin.

We expect to launch some new key products in North America (the United States and Canada) in the near future and we remain optimistic about the long term growth opportunity in this market.

During the three months ended December 31, 2013, we made two new ANDA filings, and as of December 31, 2013 our cumulative ANDA filings were 205. As of December 31, 2013, we had 62 ANDAs pending approval at the U.S. FDA, of which 38 are Paragraph IV filings, and we believe we are the first to file with respect to 8 of these filings.

India: Our Global Generics segment’s revenues from India for the three months ended December 31, 2013 were Rs.3,913 million, an increase of 5% as compared to the three months ended December 31, 2012. This segment’s revenues in India for the three months ended December 31, 2013 were adversely affected by price reductions on some of this segment’s products, which were required as a result of such products being designated in the Drugs Price Control Order, 2013 as medicines which are subject to price controls in India under the National Pharmaceutical Pricing Policy 2012. We remain optimistic that our business will resume higher growth in India. According to IMS Health in its Moving Quarterly Total (“MQT”) report for the quarter ended December 31, 2013, our secondary sales in India grew by 12.2% in such period, as compared to the Indian pharmaceutical market’s growth of 10.0% in such period. During the three months ended December 31, 2013, we launched five new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia) for the three months ended December 31, 2013 were Rs.7,398 million, an increase of 25% as compared to the three months ended December 31, 2012.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended December 31, 2013 were Rs.4,334 million, an increase of 17% as compared to the three months ended December 31, 2012. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates) such revenues grew by 6% in the three months ended December 31, 2013 as compared to the three months ended December 31, 2012. Our revenue growth was relatively lower during the three months ended December 31, 2013 as compared to the three months ended December 31, 2012 primarily on account of various seasonal factors.

According to IMS, a market research firm, as per its report for the nine months ended December 31, 2013, our sales value growth for the period was 9.5%, as compared to the Russian pharmaceutical market which had grown at 5% during the same period. IMS also reported that our sales volume growth for the period was 2.7%, as compared to the Russian pharmaceutical market which decreased at a rate of 5.7% during the same period.

Other countries of the former Soviet Union: Our Global Generics segment’s revenues from other countries of the former Soviet Union were Rs.962 million for the three months ended December 31, 2013, a growth of 45% as compared to the three months ended December 31, 2012. This increase was primarily on account of an increase in sales quantities of existing products in Kazakhstan and Ukraine, as well as the introduction of new products in Ukraine.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, Other countries of the former Soviet Union and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.2,102 million for the three months ended December 31, 2013, an increase of 35% as compared to the three months ended December 31, 2012. The growth was primarily attributable to increases in sales quantities in Venezuela and countries in Asia, which was partially offset by the impact of an approximately 32% devaluation of the Venezuelan bolivar in February 2013.

Europe: Our Global Generics segment’s revenues from Europe were Rs.1,862 million for the three months ended December 31, 2013, a decrease of 4% as compared to the three months ended December 31, 2012. Revenues have decreased primarily on account of reduced sales in Germany, which was mainly due to our reduced participation in the competitive bidding tenders sponsored by statutory health insurance funds and other health insurance providers.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended December 31, 2013 were Rs.5,062 million, a decrease of 29% as compared to the three months ended December 31, 2012. After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, this was largely attributable to:

•

decreased sales of active pharmaceutical ingredients, primarily attributable to lower sales from “launch molecules” (as defined below) to our customers during the three month period, which decreased our PSAI segment’s revenues by 18%; and

•	decreased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which decreased our PSAI segment’s revenues by 11%.

Sales from “launch molecules” refer to sales of active pharmaceutical ingredients to generic customers to support their generic product launches related to impending patent expirations.

During the three months ended December 31, 2013, we filed 19 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of December 31, 2013 were 612, including 188 DMFs in the United States.

Gross Profit

Our total gross profit was Rs.21,391 million for the three months ended December 31, 2013, representing 60.5% of our revenues for that period, as compared to Rs.15,091 million for the three months ended December 31, 2012, representing 52.7% of our revenues for that period.

The following table sets forth, for the period indicated our gross profits by segment:

	Three months ended December 31,
	2013			2012
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	20,051	68.2%	Rs.	12,576	60.4%
Pharmaceutical Services and Active Ingredients		795	15.7%		2,069	29.0%
Proprietary Products		432	90.4%		371	92.5%
Others		113	28.1%		75	25.4%

Total	Rs.	21,391	60.5%	Rs.	15,091	52.7%

Our consolidated gross profits increased from 52.7% during the three months ended December 31, 2012 to 60.5% during the three months ended December 31, 2013.

After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased from 60.4% during the three months ended December 31, 2012 to 68.2% during the three months ended December 31, 2013, due to the following:

•	higher contribution from new product launches with better margins; and

•	higher price realizations from existing products, primarily in the United States.

The gross profits from our PSAI segment decreased from 29.0% during the three months ended December 31, 2012 to 15.7% during the three months ended December 31, 2013, due to the following:

•

the unfavorable impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products) primarily on account of lower sales from “launch molecules” to our customers during the three month period; and

•	increased pricing pressures on key products.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.10,442 million for the three months ended December 31, 2013, an increase of 22% as compared to Rs.8,571 million for the three months ended December 31, 2012. After taking into account the unfavorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by 7.1%;

•

increased sales and marketing costs, due to expenditures towards select brand building activities in “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia) and India, which increased our selling, general and administrative expenses by 6.5%; and

•	increased legal and professional services costs, which increased our selling, general and administrative expenses by 1.9%.

As a proportion of our total revenues, our selling, general and administrative expenses decreased from 29.9% during the three months ended December 31, 2012 to 29.6% during the three months ended December 31, 2013.

Research and development expenses

Our research and development costs were Rs.2,979 million for the three months ended December 31, 2013, an increase of 47% as compared to Rs.2,025 million for the three months ended December 31, 2012. Our research and development expenses were equal to 8.4% of our total revenues for the three months ended December 31, 2013. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Reversal of impairment charge

Consequent to the increase in expected cash flows of some of the products forming part of the product related intangibles pertaining to our Global Generics segment and, following the guidance under IAS 36 “Impairment of assets”, we estimated the recoverable amount of such intangible asset and assessed that the impairment loss recorded in an earlier period should be reversed. Accordingly, an amount of Rs.497 million was reversed during the three months ended December 31, 2013.

Other (income)/expense, net

Our net other income was Rs.177 million for the three months ended December 31, 2013, as compared to a net other income of Rs.233 million for the three months ended December 31, 2012. The decrease in net other income was primarily due to a reduction in income from sale of spent chemicals.

Finance (expense)/income, net

Our net finance income was Rs.15 million for the three months ended December 31, 2013 as compared to a net finance expense of Rs.96 million for the three months ended December 31, 2012. The increase in net finance income was due to the following:

•	net foreign exchange gain of Rs.63 million for the three months ended December 31, 2013, as compared to net foreign exchange loss of Rs.110 million for the three months ended December 31, 2012;

•

profit on sale of investments of Rs.37 million for the three months ended December 31, 2013, as compared to profit on sale of investments of Rs.12 million for the three months ended December 31, 2012; and

•	net interest expense of Rs.85 million for the three months ended December 31, 2013, as compared to net interest income of Rs.1 million for the three months ended December 31, 2012.

Profit before income taxes

As a result of the above, our profit before income taxes was Rs.8,705 million for the three months ended December 31, 2013, an increase of 87% as compared to Rs.4,664 million for the three months ended December 31, 2012.

Income tax expense

Our consolidated weighted average tax rate for the three months ended December 31, 2013 and 2012 was 29.0% and 18.9%, respectively. Income tax expense was Rs.2,521 million for the three months ended December 31, 2013, as compared to income tax expense of Rs.882 million for the three months ended December 31, 2012. The increase in our consolidated weighted average tax rate by 10.1% for the three months ended December 31, 2013 was primarily attributable to the following:

•

an increase in the effective tax rate by approximately 7.4% on account of a higher proportion of our profits being taxed in jurisdictions with higher tax rates for the three months ended December 31, 2013 as compared to the three months ended December 31, 2012.

•	an increase in the effective tax rate by approximately 2.9% due to the tax effects arising from unrealized inter-company profits on inventory held by us in jurisdictions with different tax rates.

•	a decrease in the effective tax rate by approximately 1.9% on account of reversal of impairment of product intangibles.

Profit for the period

As a result of the above, our net income was Rs.6,184 million for the three months ended December 31, 2013, representing 17.5% of our total revenues for such period, as compared to Rs.3,782 million for the three months ended December 31, 2012, representing 13.2% of our total revenues for such period.

Section B:

Nine months ended December 31, 2013 compared to the nine months ended December 31, 2012

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Nine months ended December 31,
	2013			2012
	(Rs. in Millions)
	Amount		% of Revenues	Amount		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	97,361	100.0%	Rs.	82,866	100.0%	17%
Gross profit		55,879	57.4%		43,733	52.8%	28%
Selling, general and administrative expenses		28,973	29.8%		24,862	30.0%	17%
Research and development expenses		8,417	8.6%		5,347	6.5%	57%
Impairment loss/(reversal of impairment loss) on intangible assets		(497)	(0.5%)		507	0.6%	—
Impairment loss on goodwill		—	0.0%		181	0.2%	—
Other (income)/expense, net		(1,189)	(1.2%)		(848)	(1.0%)	40%
Results from operating activities		20,175	20.7%		13,684	16.5%	47%
Finance (expense)/income, net		236	0.2%		63	0.1%	275%
Share of profit of equity accounted investees, net of income tax		126	0.1%		79	0.1%	59%
Profit before income taxes		20,537	21.1%		13,826	16.7%	49%
Income tax expense		(3,841)	(3.9%)		(2,759)	(3.3%)	39%
Profit for the period	Rs.	16,696	17.1%	Rs.	11,067	13.4%	51%

Revenues

Our overall consolidated revenues were Rs.97,361 million for the nine months ended December 31, 2013, an increase of 17% as compared to Rs.82,866 million for the nine months ended December 31, 2012.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	Nine months ended December 31,
	2013			2012
	(Rs. in Millions)
	Revenues		Revenues % of Total	Revenues		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	77,846	80.0%	Rs.	59,997	72.4%	30%
Pharmaceutical Services and Active Ingredients		17,333	17.8%		20,529	24.8%	(16%)
Proprietary Products		1,222	1.2%		1,082	1.3%	13%
Others		960	1.0%		1,258	1.5%	(24%)

Total	Rs.	97,361	100.0%	Rs.	82,866	100.0%	17%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.77,846 million for the nine months ended December 31, 2013, an increase of 30% as compared to Rs.59,997 million for the nine months ended December 31, 2012.

After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 26% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 5% resulting from the net impact of increases in sales prices of products in this segment; and

•	the foregoing increases were partially offset by a 1% decrease resulting from reduced sales volumes of existing products.

North America: Our Global Generics segment’s revenues from North America (Unites States and Canada), for the nine months ended December 31, 2013 were Rs.40,338 million, an increase of 53% as compared to the nine months ended December 31, 2012.

The following table sets forth, for the nine months ended December 31, 2013, products launched in North America:

Product	Innovator’s Brand	Innovator
Zoledronic acid (5mg/100ml)	Reclast® XR	Novartis AG
Lamotrigine XL	Lamictal® XR	GlaxoSmithKline
Azacitidine	Vidaza®	Celgene Corporation
Divalproex ER	Depakote® ER	GlaxoSmithKline
Donepezil 23 mg	Aricept® 23 mg	Eisai Inc.
Decitabine	Dacogen®	Eisai Inc.

India: Our Global Generics segment’s revenues from India were Rs.11,613 million for the nine months ended December 31, 2013, an increase of 5% as compared to the nine months ended December 31, 2012. During the nine months ended December 31, 2013, we launched eight new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia) for the nine months ended December 31, 2013 were Rs.20,699 million, an increase of 25% as compared to the nine months ended December 31, 2012.

Russia: Our Global Generics segment’s revenues from Russia were Rs.12,637 million for the nine months ended December 31, 2013, an increase of 21% as compared to the nine months ended December 31, 2012.

Other Countries of former Soviet Union: Our Global Generics segment’s revenues from other countries of the former Soviet Union were Rs.2,664 million, for the nine months ended December 31, 2013, an increase of 38% as compared to the nine months ended December 31, 2012.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.5,398 million for the nine months ended December 31, 2013, an increase of 28% as compared to the nine months ended December 31, 2012.

Europe: Our Global Generics segment’s revenue from Europe were Rs.5,196 million for the nine months ended December 31, 2013, a decrease of 12% as compared to the nine months ended December 31, 2012.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the nine months ended December 31, 2013 were Rs.17,333 million, a decrease of 16% as compared to the nine months ended December 31, 2012. After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, such decrease was largely attributable to:

•

decreased sales of active pharmaceutical ingredients, primarily attributable to lower sales from “launch molecules” (as defined below) to our customers during the six month period, which decreased our PSAI segment’s revenues by 14%; and

•	decreased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which decreased our PSAI segment’s revenues by 2%.

Sales from “launch molecules” refer to sales of active pharmaceutical ingredients to generic customers to support their generic product launches related to impending patent expirations.

Gross Profit

Our total gross profit was Rs.55,879 million for the nine months ended December 31, 2013, representing 57.4% of revenues for that period, as compared to Rs.43,733 million for the nine months ended December 31, 2012, representing 52.8% of revenues for that period.

	Nine months ended December 31,
	2013			2012
	(Rs. in Millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	51,093	65.6%	Rs.	35,697	59.5%
Pharmaceutical Services and Active Ingredients		3,486	20.1%		6,492	31.6%
Proprietary Products		1,119	91.6%		982	90.8%
Others		181	18.9%		562	44.7%

Total	Rs.	55,879	57.4%	Rs.	43,733	52.8%

After taking into account the favorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased from 59.5% during the nine months ended December 31, 2012 to 65.6% during the nine months ended December 31, 2013, on account of:

•	higher contribution from new product launches with better margins; and

•	higher price realizations from existing products, primarily in the United States.

The gross profits from our PSAI segment decreased from 31.6% during the nine months ended December 31, 2012 to 20.1% during the nine months ended December 31, 2013, due to the following:

•

the unfavorable impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products) primarily on account of lower sales from “launch molecules” to our customers during the three month period; and

•	increased pricing pressures on key products.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.28,973 million for the nine months ended December 31, 2013, an increase of 16.5% as compared to Rs.24,862 million for the nine months ended December 31, 2012. After taking into account the unfavorable impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•

increased sales and marketing costs, due to expenditures towards select brand building activities in “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily South Africa, Venezuela and Australia), which increased our selling, general and administrative expenses by 5.0%;

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by 4.5%; and

•	increased legal and professional services cost, which increased our selling, general and administrative expenses by 2.7%.

As a proportion of our total revenues, our selling, general and administrative expenses have marginally decreased from 30.0% during the nine months ended December 31, 2012 to 29.8% during the nine months ended December 31, 2013.

Research and development expenses

Our research and development costs were Rs.8,417 million for the nine months ended December 31, 2013, an increase of 57.4% as compared to Rs.5,347 million for the nine months ended December 31, 2012. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Reversal of impairment charge

Consequent to the increase in expected cash flows of some of the products forming part of the product related intangibles pertaining to our Global Generics segment and following the guidance under IAS 36 “Impairment of assets”, we estimated the recoverable amount of such intangible asset and assessed that the impairment loss recorded in an earlier period should be reversed. Accordingly, an amount of Rs.497 million was reversed during the nine months ended December 31, 2013.

Other (income)/expense, net

Our net other income was Rs.1,189 million for the nine months ended December 31, 2013 as compared to a net other income of Rs.848 million for the nine months ended December 31, 2012. The increase in net other income by Rs.341 million was attributable to:

•

other income for the nine months ended December 31, 2013 included Rs.431 million from the resolution of litigation associated with the sale of one of our generic products in North America, and there was no such income during the nine months ended December 31, 2012;

•	sale of spent chemicals of Rs.333 million for the nine months ended December 31, 2013, as compared to Rs.436 million for the nine months ended December 31, 2012;

•

other income for the nine months ended December 31, 2012 included a reversal of provision of Rs.168 million for the expected claim from the innovator pertaining to the resolution of litigation surrounding our sales of Olanzapine in Canada, and there was no such income during the nine months ended December 31, 2013; and

•

profit on sale of property, plant and equipment and intangible assets of Rs.58 million for the nine months ended December 31, 2013, as compared to a loss of Rs.27 million for the nine months ended December 31, 2012.

Finance income/(expense), net

Our net finance income was Rs.236 million for the nine months ended December 31, 2013, as compared to net finance income of Rs.63 million for the nine months ended December 31, 2012. The increase in net finance income by Rs.174 million was attributable to:

•	net foreign exchange gain of Rs.293 million for the nine months ended December 31, 2013, as compared to net foreign exchange gain of Rs.20 million for the nine months ended December 31, 2012;

•	net interest expense of Rs.144 million for the nine months ended December 31, 2013, as compared to Rs.62 million for the nine months ended December 31, 2012; and

•	profit on sale of investments of Rs.86 million for the nine months ended December 31, 2013, as compared to Rs.104 million for the nine months ended December 31, 2012.

Profit before income taxes

As a result of the above, our profit before income taxes was Rs.20,537 million for the nine months ended December 31, 2013, an increase of 48.5% as compared to Rs.13,826 million for the nine months ended December 31, 2012.

Income tax expense

Our consolidated weighted average tax rate for the nine months ended December 31, 2013 and 2012 were 18.7% and 20.0%, respectively. Income tax expense was Rs.3,841 million for the nine months ended December 31, 2013, as compared to income tax expense of Rs.2,759 million for the nine months ended December 31, 2012. The decrease in effective tax rate by 1.3% for the nine months ended December 31, 2013 was primarily attributable to the following:

•	a decrease in the effective tax rate by approximately 3.3% as a result of a favorable order from the Income tax Appellate Tribunal, Hyderabad over a previously litigated tax matter;

•	a decrease in the effective tax rate by approximately 1.2% on account of impairment losses and reversal of impairment losses;

•	a net increase in the effective tax rate by approximately 1% due to the tax effects arising from unrealized inter-company profits on inventory held by us in jurisdictions with different tax rates; and

•

an increase in the effective tax rate by approximately 1% on account of a higher proportion of our profits being taxed in jurisdictions with higher tax rates for the nine months ended December 31, 2013 as compared to the nine months ended December 31, 2012.

Profit for the period

As a result of the above, our net income was Rs.16,696 million for the nine months ended December 31, 2013, representing 17.1% of our total revenues for such period, as compared to Rs.11,067 million for the nine months ended December 31, 2012 representing 13.4% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and short term loans and borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, and regular business operations.

As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.

The following table summarizes our statements of cash flows for the periods presented:

	Nine months ended December 31,
	2013		2013		2012
	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Net cash from/(used in):
Operating activities	U.S.$	184	Rs.	11,375	Rs.	10,741
Investing activities		1		43		(8,869)
Financing activities		58		3,569		(830)

Net increase in cash and cash equivalents	U.S.$	242	Rs.	14,987	Rs.	1,042

Operating Activities

The net result of operating activities was a cash inflow of Rs.11,375 million for the nine months ended December 31, 2013, as compared to a cash inflow of Rs.10,741 million for the nine months ended December 31, 2012. The net cash provided by operating activities increased during the nine months ended December 31, 2013 primarily on account of improvement in our business performance. Such improvement was mainly attributable to launches of new products in the United States that resulted in an increase of Rs.6,710 million in our earnings before interest expense, profit/loss on sale of investments, tax expense, depreciation, impairment and amortization (“EBITDA”) (Rs.25,237 million for the nine months ended December 31, 2013, as compared to Rs.18,527 million for the nine months ended December 31, 2012). Such increase in cash inflow was partially offset by an increase in working capital by Rs.5,611 million during the nine months ended December 31, 2013. The increase in working capital was primarily due to increases in our payment of tender rebates during the nine months ended December 31, 2013 to the various statutory healthcare insurance (“SHI”) funds in Germany related to contracts procured in competitive bidding tenders.

Our average days’ sales outstanding (“DSO”) computed based on the sales for the three months ended December 31, 2013, September 30, 2013 and December 31, 2012, were 91 days, 91 days and 86 days, respectively.

Investing Activities

Our investing activities resulted in a net cash inflow of Rs.43 million for the nine months ended December 31, 2013, as compared to a net cash outflow of Rs.8,869 million for the nine months ended December 31, 2012. This increase in net cash inflow of Rs.8,912 million was primarily due to:

•

a net decrease in investments in “mutual funds” and “fixed deposits having an original maturity of more than three months” by Rs.11,979 million during the nine months ended December 31, 2013, as compared to the nine months ended December 31, 2012. A number of our investments in mutual funds and fixed deposits amounting to Rs.6,733 million were redeemed during the month of December 2013. The amounts so realized were used during the month of January 2014 to repay some of our short term borrowings and to reinvest in various mutual funds and fixed deposits; and

•

an increase in amounts spent on property, plant and equipment by Rs.2,929 million during the nine months ended December 31, 2013, as compared to the nine months ended December 31, 2012. The amount spent on property, plant and equipment during the nine months ended December 31, 2013 includes Rs.1,150 million (excluding taxes and duties) spent on assets acquired from Ecologic Chemicals Limited.

Financing Activities

Our financing activities resulted in a net cash inflow of Rs.3,569 million for the nine months ended December 31, 2013, as compared to a net cash outflow of Rs.830 million for the nine months ended December 31, 2012.

During the nine months ended December 31, 2013, we borrowed Rs.9,391 million (U.S.$150 million) pursuant to a long term loan for the purpose of our ongoing capital investments. During the same period, we also repaid some of our short term borrowings amounting to Rs.2,843 million from the surplus cash generated from operations.

In comparison, we made a net repayment of Rs.27 million of our long term loans and borrowed Rs.2,440 million pursuant to short term loans for general working capital requirements during the nine months ended December 31, 2012.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of December 31, 2013:

Debt	Principal Amount				Currency	Interest Rate
	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Packing credit borrowings	U.S.$	160	Rs.	9,922	USD	LIBOR + 40 to 85 bps
					EURO	LIBOR + 50 bps
					RUB	7.20% to 7.50%
					INR	9.5%
Borrowings on transfer of receivables		15		929	RUB	7.50%
Other foreign currency borrowings		139		8,603	EURO	LIBOR + 75 bps
					VEB	11%
Bonus debentures		82		5,078	INR	9.25%
Long-term loan from banks by Swiss subsidiary		220		13,597	USD	LIBOR+100 bps
Long-term loans from banks by the parent company		150		9,271	USD	LIBOR + 179 bps
Long-term loans from banks by UK subsidiary		17		1,022	GBP	LIBOR + 130 bps

In the above table, the term “Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

ITEM 4. RECENT DEVELOPMENTS

Agreement with Pierre Fabre

On February 11, 2014, Aurigene Discovery Technologies Limited (“Aurigene”), a wholly owned subsidiary of Dr. Reddy’s Laboratories Limited, entered into a collaborative license, development and commercialization agreement granting Pierre Fabre, the third largest French pharmaceutical company, global worldwide rights (excluding India) to a new immune checkpoint modulator, AUNP-12.

AUNP-12 offers a breakthrough mechanism of action in the PD-1 pathway compared to other molecules currently in development in the highly promising immune therapy cancer space. AUNP-12 is the only peptide therapeutic in this pathway and could offer more effective and safer combination opportunities with emerging and established treatment regimens. AUNP-12 will be in development for numerous cancer indications.

Under the terms of this agreement, Aurigene will receive an upfront payment from Pierre Fabre. Aurigene will also receive additional milestone payments based upon the continued development, regulatory progresses and commercialization of AUNP-12.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: February 27, 2014	By:	/s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary